

INVESTOR DAY 2023


Constellation Brands

JOSEPH SUAREZ

VICE PRESIDENT, INVESTOR RELATIONS

INTRODUCTION

Constellation Brands

FORWARD-LOOKING STATEMENTS

This presentation, including the oral statements made in connection herewith, contain forward-looking statements that are based on certain assumptions, estimates, expectations, plans, analyses, and opinions made by management in light of their experience and perception of historical trends, current conditions, and expected future developments, as well as other factors management believes are appropriate in the circumstances. These forward-looking statements are subject to various risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. When used in this presentation, words such as "anticipate," "intend," "expect," "plan," "continue," "estimate," "exceed," "may," "will," "project," "predict," "propose," "potential," "targeting," "exploring," "goal," "outlook," "forecast," "trend," "path," "scheduled," "implementing," "ongoing," "seek," "could," "might," "should," "believe," "vision," and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Although we believe that the estimates, expectations, plans, and timetables reflected in the forward-looking statements are reasonable, they may vary from management's current estimates, expectations, plans, and timetables, and we can give no assurance that such estimates, expectations, plans, and timetables will prove to be correct, as actual results and future events and timetables could differ materially from those anticipated in such statements. Information provided in this presentation is necessarily summarized and may not contain all available material information.

All statements other than statements of historical fact in this presentation may be forward-looking statements, including without limitation statements regarding or applicable to our business strategy and vision, value proposition and opportunity, growth plans and growth drivers, innovation, new products, tools, and capabilities, brand building, digital leadership and capabilities, including through our Digital Business Acceleration initiative, future marketing strategies and spend, future focus areas, demographic and consumer projections and trends, future sales, space, partnership, distribution, and supply chain initiatives, our beer expansion, optimization, and/or construction activities, including anticipated scope, capacity, supply, costs, capital expenditures, and timeframes for completion, capital allocation priorities and commitments, future operations, financial position, liquidity and capital resources, net sales, costs, expenses, cost savings initiatives, operating income, operating margins, leverage ratios, including target net leverage ratio, dividend payout ratio, depreciation, equity in earnings, interest expense, tax rates, non-controlling interests, diluted shares outstanding, EPS, cash flows, capital expenditures, and other financial metrics, expected volume, inventory, price/mix, and depletion trends, near- and medium-term financial models and targets, the continued refinement of our wine and spirits portfolio, wine and spirits optimization and efficiency initiatives, future acquisition, disposition, and investment activities, our ESG approach, corporate social responsibility and sustainability initiatives, environmental stewardship targets, and human capital and DEI objectives, ambitions, and priorities, the manner, timing, and duration of our share repurchase program and source of funds for share repurchases, the amount and timing of future dividends, anticipated inflationary pressures, changing prices, and reductions in consumer discretionary income as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, and our responses thereto, and prospects, plans, and objectives of management.

FORWARD-LOOKING STATEMENTS

In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this presentation are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers; the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices; the actual impact to supply, production levels, and costs from global supply chain disruptions and constraints, transportation challenges (including from labor strikes or other labor activities), shifting consumer behaviors, wildfires, and severe weather events; reliance on complex information systems and third-party global networks; the actual balance of supply and demand for our products, the actual performance of our distributors, and the actual demand, net sales, channel proportions, and volume trends for our products; beer operations expansion, optimization, and/or construction activities, scope, capacity, supply, costs (including impairments), capital expenditures, and timing; results of the potential sale of the remaining assets at the Mexicali Brewery or obtaining other forms of recovery; the impact of the military conflicts in Ukraine and in Israel and surrounding areas, geopolitical tensions, and responses, including on inflation, supply chains, commodities, energy, and cybersecurity; contamination and degradation of product quality from diseases, pests, weather, and other conditions; communicable diseases outbreaks, pandemics, or other widespread public health crises, such as the COVID-19 pandemic, and associated governmental containment actions, which may include the closure of non-essential businesses (including our manufacturing facilities); the amount, timing, and source of funds for any share repurchases and number of shares outstanding; our cash and debt position; the amount and timing of future dividends which are subject to the determination and discretion of our Board of Directors; the impact of our investment in Canopy, including recording our proportional share of Canopy's estimated pre-tax losses; the accuracy of management's projections relating to the Canopy investment; the timeframe and amount of any potential future impairment of our investment in Canopy; Canopy's failure to receive the requisite approval of its shareholders necessary to approve the Canopy Transaction, any other delays with respect to, or the failure to complete, the Canopy Transaction, the ability to recognize the anticipated benefits of the Canopy Transaction and the impact of the Canopy Transaction on the market price of Canopy's common stock; completion of the Canopy Transaction, the exchange of our promissory note issued by Canopy for Exchangeable Shares, and the impact from converting our Canopy common shares for Exchangeable Shares on our relationship with and investment in Canopy; any impact of U.S. federal laws on Canopy Strategic Transactions or upon the implementation of such Canopy Strategic Transactions, or the impact of any Canopy Strategic Transaction upon our future ownership level in Canopy or our future share of Canopy's reported earnings and losses; the expected impacts of wine and spirits portfolio refinement activities; purchase accounting with respect to any transaction, or the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; general economic, geopolitical, domestic, international, and regulatory conditions, world financial market and banking sector instability, including economic slowdown or recession, and a potential U.S. federal government shutdown; the ability to continue to recognize anticipated benefits of the Reclassification; our targeted net leverage ratio due to market conditions, our ability to generate cash flow at expected levels, and our ability to generate expected earnings; accuracy of supply projections, including relating to beer operations expansion, optimization, and construction activities, wine and spirits operating activities, product inventory levels, and glass sourcing; our ability to achieve and timeframes for achieving expected target debt leverage ratios, cash flows, operating margin, earnings, and other financial metrics; operating and financial risks related to managing future growth; competition in our industry; financing, market, economic, regulatory, and environmental risks; reliance on key personnel; litigation matters; increases in capital or operating costs; changes to international trade agreements, tariffs, accounting standards, elections, assertions, or policies, tax laws, or other governmental regulations; changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw materials; any incremental contingent consideration payment paid; accuracy of all projections, including those associated with announced acquisitions, investments, and divestitures; accuracy of forecasts relating to joint venture businesses; the actual amount and timing of cost reductions based on management's final plans; and other factors and uncertainties disclosed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended February 28, 2023, and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2023. Forward-looking statements are made as of November 2, 2023, and Constellation does not intend and expressly disclaims any obligation to update or revise the forward-looking information contained in this presentation, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

Constellation Brands

USE OF NON-GAAP FINANCIAL MEASURES, DISCLAIMERS, CAUTION REGARDING OUTDATED MATERIAL, AND LOCATION OF DEFINED TERMS

This presentation may contain non-GAAP financial measures. These and other non-GAAP financial measures, the purposes for which management uses them, why management believes they are useful to investors, and a reconciliation to the most directly comparable GAAP financial measures can be found in the appendix of this presentation or at *ir.cbrands.com* under the *Financial Info/Financial History (Non-GAAP)* section. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability. Non-GAAP financial measures are also referred to as being presented on a comparable, adjusted, organic, or "excluding Canopy EIE" basis.

The notes offered under Constellation's commercial paper program have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Constellation's notes under the commercial paper program.

Unless otherwise indicated, the information presented is as of November 2, 2023, and, to the best of Constellation's knowledge, timely and accurate when made. Thereafter, it should be considered historical and not subject to further update by Constellation.

Unless the context otherwise requires, the term "consumers" refers to LDA consumers and references to "betterment" products means Constellation's lower-alcohol, lower-calorie, non-alcoholic, or no-calorie products.

Constellation owned a 50% interest in the entity reflected in Beer Business reported figures for periods prior to June 7, 2013.

Market positions and industry data discussed in this presentation have been obtained or derived from industry and other third-party publications and our estimates. We have not independently verified the data from the industry and other third-party publications. Unless otherwise noted, all references to market positions are based on equivalent unit volume. Unless otherwise indicated, data discussed in this presentation is based on Constellation data, analysis, plans, and reporting.

A list of defined terms used within can be found in the appendix of this presentation.

Constellation Brands

TODAY'S AGENDA

STRATEGIC OUTLOOK	CONSUMER INSIGHTS & INNOVATION	BEER BUSINESS	Q&A	WINE & SPIRITS BUSINESS	ESG	FINANCIAL OUTLOOK	Q&A
BILL NEWLANDS President & Chief Executive Officer	**MALLIKA MONTEIRO** EVP & Chief Growth, Strategy & Digital Officer	**JIM SABIA** EVP & President Beer Division	**BILL NEWLANDS** President & Chief Executive Officer	**ROBERT HANSON** EVP & President Wine and Spirits Division	**MIKE MCGREW** EVP & Chief Communications, CSR & Diversity Officer	**GARTH HANKINSON** EVP & Chief Financial Officer	**BILL NEWLANDS** President & Chief Executive Officer
		BILL RENSPIE Chief Customer Officer	**MALLIKA MONTEIRO** EVP & Chief Growth, Strategy & Digital Officer	**MATT MCHARGUE** SVP Fine Wine and Craft Spirits			**ROBERT HANSON** EVP & President Wine and Spirits Division
		JOHN KESTER SVP Operations Services	**JIM SABIA** EVP & President Beer Division	**SAM GLAETZER** SVP Global Operations & International Sales			**MIKE MCGREW** EVP & Chief Communications, CSR & Diversity Officer
		TOM MCCORRY SVP Finance		**LISA BROWN** SVP Supply Chain			**GARTH HANKINSON** EVP & Chief Financial Officer
				KEN METZ SVP Finance			

Constellation Brands



INVESTOR DAY 2023



Constellation Brands

BILL NEWLANDS

PRESIDENT AND CHIEF EXECUTIVE OFFICER

STRATEGIC OVERVIEW

Constellation Brands

OUR KEY HIGHLIGHTS FOR YOU TODAY

1 We remain confident in our strategy and plans for our
Beer Business to keep delivering best-in-class growth and profitability

2 We continue to anticipate sequential improvement from the strategic transformation of our
Wine and Spirits Business to drive growth and higher profitability

3 We are aiming to maintain our status as a top growth leader in CPG
targeting low double-digit diluted EPS growth as part of our medium-term algorithm

4 We expect a step-up in operating cash flow growth and targeted organic investments to
yield $10B to $12B of free cash flow cumulatively from FY24 to FY28

5 We are committed to our capital allocation priorities more broadly and our Board has
approved a $2B increase in our share repurchase authorization to $2.8B[1]

6 We are making significant progress toward our ESG commitments and have
clear plans to further our ESG efforts in line with our business objectives

1 $2B represents authorization approved by Board of Directors November 2023; $0.8B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0B of the company's publicly traded common stock as of August 31, 2023.

Constellation Brands

A COMPELLING VALUE PROPOSITION

BEST-IN-CLASS GROWTH

10 consecutive years as a growth leader among CPG peers[1]



#1 CY22	#3 CY21
#6 CY20	#1 CY19
#1 CY18	#1 CY17
#4 CY16	#7 CY15
#8 CY14	#13 CY13

FINANCIAL DISCIPLINE

Consistent capital allocation priorities since FY19

1.0X
reduction in net leverage ratio[2]

$5.7B
in dividends & share repurchases

15M HL
additional beer brewing capacity

ENHANCED STEWARDSHIP

Significant ESG improvements achieved in last year

1 Share = 1 Vote
with Class B Collapse

New Board
members and key roles rotated

Water Stewardship
initial target exceeded

VALUE CREATION

Outperformance of total shareholder returns over multiple periods[3]



10 YEARS — 294% / 182% / 124%

3 YEARS — 39% / 27% / 16%

Constellation Brands
S&P 500
S&P Food & Beverage

1 Source: Circana and BCG analysis.
2 On a comparable basis excluding Canopy EIE
3 Source: FactSet data as of October 27, 2023.

Constellation Brands

DRIVING RELENTLESS GROWTH IN OUR BEER BUSINESS

OVER A DECADE
of achieving consecutive quarters
of depletion growth



FY11
+3.0%

FY12
+5.5%

FY13
+4.5%

FY14
+7.6%

FY15
+6.0%

FY16
+12.6%

FY17
+12.0%

FY18
+9.8%

FY19
+8.8%

FY20
+7.5%

FY21
+6.3%

FY22
+8.9%

FY23
+7.5%

H1
FY24
+6.8%

Q1
FY11

Q2
FY24

Source: Company quarterly depletion growth rates from FY11 through Q2 FY24; highlighted percentages represent the depletion growth for the fiscal year and half year for H1 FY24; excludes import brands no longer within portfolio (St. Pauli Girl, Tsingtao, and Somersby).

Constellation Brands

DELIVERING ON OUR COMMITMENTS
DRIVING RELENTLESS GROWTH IN OUR BEER BUSINESS

Conviction and execution in our Beer Business have maintained its momentum

BEER BUSINESS ANNUAL DEPLETION GROWTH



~8% FY11 TO FY19 CAGR

FY11 — FY19

12%
10%
8%
6%
4%
2%
0%

FY19



~110 MILLION CASES SHIPPED
#6 BRAND IN U.S. BEER MARKET
#2 HIGH-END BEER IN U.S. MARKET



~110 MILLION CASES SHIPPED
#7 BRAND IN U.S. BEER MARKET
#3 HIGH-END BEER IN U.S. MARKET



~10 MILLION CASES SHIPPED
#33 BRAND IN U.S. BEER MARKET
#17 HIGH-END BEER IN U.S. MARKET

Source: Company annual depletion growth rates from FY11 through FY19 excluding import brands no longer within portfolio (St. Pauli Girl, Tsingtao, and Somersby); company shipment data; Circana, Total U.S. Multi-Outlet + Convenience, 52 weeks ending March 3, 2019.

Constellation Brands

DELIVERING ON OUR COMMITMENTS
DRIVING RELENTLESS GROWTH IN OUR BEER BUSINESS

Conviction and execution in our Beer Business have maintained its momentum

BEER BUSINESS ANNUAL DEPLETION GROWTH



~8% FY19 TO H1 FY24 LTM CAGR

10%
8%
6%
4%
2%
0%

FY19   H1 FY24

NOW

Modelo Especial
~180 MILLION CASES SHIPPED
#1 BRAND IN U.S. BEER MARKET
#1 HIGH-END BEER IN U.S. MARKET

Corona Extra
~120 MILLION CASES SHIPPED
#5 BRAND IN U.S. BEER MARKET
#3 HIGH-END BEER IN U.S. MARKET

Pacifico Clara
~20 MILLION CASES SHIPPED
#20 BRAND IN U.S. BEER MARKET
#9 HIGH-END BEER IN U.S. MARKET

Source: Company annual depletion growth rates from FY19 through H1 FY24 excluding import brands no longer within portfolio (St. Pauli Girl, Tsingtao, and Somersby); company shipment data for H1 FY24 LTM; Circana, Total U.S. Multi-Outlet + Convenience, 26 weeks ending September 3, 2023.

Constellation Brands

DELIVERING ON OUR COMMITMENTS
DRIVING RELENTLESS GROWTH IN OUR BEER BUSINESS

Conviction and execution in our Beer Business have maintained its momentum







+331BPS	+391BPS	+46BPS	+98BPS	+35BPS	+14BPS
DOLLAR SALES SHARE OF BEER Q2 FY24 LTM vs FY19	DOLLAR SALES SHARE OF BEER FY19 vs FY11	DOLLAR SALES SHARE OF BEER Q2 FY24 LTM vs FY19	DOLLAR SALES SHARE OF BEER FY19 vs FY11	DOLLAR SALES SHARE OF BEER Q2 FY24 LTM vs FY19	DOLLAR SALES SHARE OF BEER FY19 vs FY11







Source: Circana, Total U.S. Multi-Outlet + Convenience, 52 weeks ending September 3, 2023, 52 weeks ending March 3, 2019, and 52 weeks ending February 28, 2010.

Constellation Brands



DELIVERING ON OUR COMMITMENTS
TRANSFORMING OUR WINE AND SPIRITS BUSINESS

WINE AND SPIRITS BUSINESS NET SALES

Acquired Ruffino Remaining Equity Interest

Acquired Casa Noble

Acquired Meiomi

Acquired The Prisoner and High West

Divested Canadian Wine Business

Divested Canadian Whisky

Divested over 30 mainstream brands to Gallo

Acquired My Favorite Neighbor

Divested multiple mainstream brands and non-core premium brands to The Wine Group

Acquired Lingua Franca and Austin Cocktails

$3B
$2B
$1B
$0B

FY12　FY13　FY14　FY15　FY16　FY17　FY18　FY19　FY20　FY21　FY22　FY23

Divested Brands (Predominantly Mainstream)　　**Lower-End Brands**　　**Higher-End Brands**

Source: Company reported annual net sales from FY12 through FY23.

Constellation Brands

DELIVERING ON OUR COMMITMENTS
TRANSFORMING OUR WINE AND SPIRITS BUSINESS

Our investments in scalable Wine and Spirits higher-end brands are delivering strong growth

 CASA NOBLE TEQUILA

MEIOMI

 The Prisoner WINE CO.

HIGH WEST

 MY FAVORITE NEIGHBOR

+30% DOLLAR SALES CAGR SINCE ACQUISITION

+25% DOLLAR SALES CAGR SINCE ACQUISITION

+28% DOLLAR SALES CAGR SINCE ACQUISITION

+33% DOLLAR SALES CAGR SINCE ACQUISITION

+23% DOLLAR SALES CAGR SINCE ACQUISITION

Source: Circana, Total U.S. Multi-Outlet + Convenience, 52 weeks ending August 31, 2014 (Casa Noble), August 2, 2015 (Meiomi), October 2, 2016 (The Prisoner, High West), November 14, 2021 (My Favorite Neighbor), and September 3, 2023.

 Constellation Brands

TRANSFORMING OUR WINE AND SPIRITS BUSINESS

More recent Wine and Spirits actions have accelerated the transformation of the Business

	LARGEST BRANDS	GROWTH PROFILE	MARGIN PROFILE	SCALE & DISTRIBUTION	STRATEGIC RELEVANCE
FY21 DIVESTITURES	ArborMist, Black Box Wines, Clos du Bois, Estancia Vineyards, Franciscan Estate, Hogue, Manischewitz, Mark West, Ravenswood, Taylors Clare Valley, Vendange, Wild Horse Winery & Vineyards				
FY23 DIVESTITURES	Cooper & Thief Cellarmasters, Crafters Union, The Dreaming Tree Wines, Monkey Bay, 7 Moons Red Blend, Charles Smith Wines				

🔴 **Weak** 🟡 **Intermediate** 🟢 **Strong**

 Constellation Brands

DELIVERING ON OUR COMMITMENTS
TRANSFORMING OUR WINE AND SPIRITS BUSINESS

More recent Wine and Spirits actions have accelerated the transformation of the Business

CURRENT PORTFOLIO	LARGEST BRANDS	GROWTH PROFILE	MARGIN PROFILE	SCALE & DISTRIBUTION	STRATEGIC RELEVANCE
HIGHER-END CRAFT SPIRITS	HIGH WEST, TEQUILA MI CAMPO, CASA NOBLE TEQUILA				
FINE WINE	The Prisoner WINE CO., ROBERT MONDAVI WINERY, MY FAVORITE NEIGHBOR				
PREMIUM WINE	MEIOMI, KIM CRAWFORD, ROBERT MONDAVI PRIVATE SELECTION				
LOWER-END MAINSTREAM WINE & SPIRITS	SVEDKA, WOODBRIDGE				

🔴 Weak   🟡 Intermediate   🟢 Strong

Constellation Brands

DELIVERING ON OUR COMMITMENTS
TRANSFORMING OUR WINE AND SPIRITS BUSINESS

	FY19			FY24 Q2 LTM		
HIGHER-END — FINE WINE & CRAFT SPIRITS	**11** BRANDS	**8%** OF NET SALES	**~11%** 1-YEAR DOLLAR SALES GROWTH	**22** BRANDS	**23%** OF NET SALES	**~13%** 1-YEAR DOLLAR SALES GROWTH
HIGHER-END — PREMIUM WINE	**12** BRANDS	**44%** OF NET SALES	**~9%** 1-YEAR DOLLAR SALES GROWTH	**5** BRANDS	**42%** OF NET SALES	**~3%** 1-YEAR DOLLAR SALES GROWTH
LOWER-END — MAINSTREAM WINE & SPIRITS	**34** BRANDS	**58%** OF NET SALES	**~0%** 1-YEAR DOLLAR SALES GROWTH	**4** BRANDS	**35%** OF NET SALES	**~(5)%** 1-YEAR DOLLAR SALES CHANGE

Source: Net Sales percentage represents portion of the Wine and Spirits Business; Circana, Total U.S. Multi-Outlet + Convenience, 52 weeks ending March 3, 2019 and September 3, 2023.

Constellation Brands

DELIVERING ON OUR COMMITMENTS

A SOLID TRACK RECORD OF FOCUSED INNOVATION

Two clear consumer-led focus areas established to drive our innovation efforts

FY19

BETTERMENT OFFERINGS













Corona Light
Corona PREMIER

FLAVOR OFFERINGS

SVEDKA
Cerveza Modelo CHELADA
Corona REFRESCA

DELIVERING ON OUR COMMITMENTS

A SOLID TRACK RECORD OF FOCUSED INNOVATION

Significantly expanded innovation offerings aligned with two consumer-led focus areas

NOW

BETTERMENT OFFERINGS

Corona Light

Corona Premier

Meiomi Bright

Kim Crawford Illuminate

Modelo Oro

Corona Non-Alcoholic

SIMI



FLAVOR OFFERINGS

SVEDKA

Tequila Mi Campo

Cerveza Modelo Chelada

Corona Hard Seltzer

Fresca Mixed

High West

Austin Small Batch Cocktails

Modelo Ranch Water

Corona Refresca Hard Tropical Punch

Woodbridge Fruitful Blends



Constellation Brands

A SOLID TRACK RECORD OF FOCUSED INNOVATION

Strong share of growth delivered by focused, consumer-led innovation efforts

BEER BUSINESS INNOVATION

95%
CAGR
FIVE-YEAR TRACKED CHANNELS ANALYSIS

WINE & SPIRITS BUSINESS INNOVATION

81%
CAGR
FIVE-YEAR TRACKED CHANNELS ANALYSIS

Source: Constellation Brands CY23 mid-year innovation analysis; Circana, Total U.S. Multi-Outlet + Convenience, 52 weeks ending July 22, 2018 and July 16, 2023.

Constellation Brands

DELIVERING ON OUR COMMITMENTS
CONSISTENT, DISCIPLINED CAPITAL ALLOCATION

Firm delivery against our capital allocation priorities introduced in FY20

SOLID INVESTMENT GRADE RATING	DIVIDEND GROWTH IN-LINE WITH EARNINGS	ORGANIC INVESTMENTS TO SUPPORT GROWTH	SHARE REPURCHASES TO ENHANCE RETURNS	SMALLER / TUCK IN ACQUISITIONS
Reduced net leverage ratio to 3-3.5x	Dividend payout ratio at ~30%	Material uplift in brewing capacity	Total $3B+ in share repurchases	Fundamental shift in M&A spend











Note: Net leverage ratio defined as debt net of cash divided by comparable basis EBITDA excluding Canopy EIE. EBITDA is calculated on a comparable basis and is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP financial measure is included within the appendix. Payout ratio defined as dividend per share divided by comparable basis earnings per share excluding Canopy EIE.

Constellation Brands

DELIVERING ON OUR COMMITMENTS

DOING GOOD FOR THE WORLD AND FOR OUR BUSINESS

Environmental and social initiatives more closely designed to align with our business objectives

FY21

Elevated accountability for corporate social responsibility to executive level role

Enhanced alignment of corporate social responsibility priorities to business objectives

FY22

Board formalized committee oversight of environmental, sustainability & social responsibility programs

Established first water stewardship & greenhouse gas emissions targets

FY23

Published first *ESG Impact Report* inclusive of reporting aligned with SASB and TCFD frameworks

















Achieved & exceed first water stewardship target ahead of schedule

FY24

Established waste reduction & circular packaging targets

Established updated water stewardship target

Constellation Brands

DELIVERING ON OUR COMMITMENTS
EVOLVING OUR GOVERNANCE STRUCTURE

Significant governance enhancements introduced in the last year

RECLASSIFICATION OF CLASS B COMMON STOCK

Alignment of shareholder voting power and economic ownership

RETIREMENT OF PREVIOUSLY CONTROLLING SHAREHOLDER (ROB SANDS) AS BOARD CHAIR

Appointment of interim independent Chair

RESIGNATION OF CONTROLLING SHAREHOLDER (ROB SANDS) AS NON-VOTING BOARD COMMITTEE MEMBER

Sands Family waives any future non-voting Board committee participation

RETIREMENT OF TWO LONGEST TENURED NON-EXECUTIVE DIRECTORS

Retirements also resulted in appointment of new chairs for HR and CGN&R committees

APPOINTMENT OF TWO NEW INDEPENDENT DIRECTORS

Strong financial expertise, as well as CPG and retail sector experience

BOARD ADOPTED ANTI-PLEDGING POLICY FOR DIRECTORS AND EXECUTIVE OFFICERS

Capped carve-out for Sands Family and affiliated entities

OUR PATH FORWARD

OUR STRATEGIC INITIATIVES UPHOLD OUR COMPELLING VALUE PROPOSITION



Deliver on our value proposition for our shareholders, consumers, employees, communities, and broader stakeholders
Disciplined and balanced capital allocation priorities
Advancing ESG in line with our business objectives
Empower the enterprise
Build brands that people love
Consumer obsessed
Develop consumer-led innovations

Constellation Brands

OUR PATH FORWARD

ONGOING FOCUS ON KEY CONSUMER TRENDS

CONSUMER OBSESSION

300,000

LDA consumer interviews conducted in last 2 years

10,000

Consumption occasions mapped

+

FOUR CONSUMER-LED KEY MACRO FORCES IDENTIFIED

Premiumization
Uniqueness
Channel Fluidity
Positive Impact
DO your part













=

PRODUCT OFFERINGS

Consumer-led

Authentic

Differentiated

Incremental

CONSUMER REACH

Traditional and digital distribution and marketing channels to reach LDA consumers

Constellation Brands

OUR PATH FORWARD

CONTINUED RUNWAY FOR OUR BEER BUSINESS

We remain confident in our medium-term strategy and plans for our Beer Business to keep delivering best-in-class growth and profitability

MAINTAINING STRONG VOLUME GROWTH	MAINTAINING ~7-9% NET SALES ANNUAL GROWTH	RETURNING TO ~39-40% OPERATING MARGINS	OPTIMIZING MODULAR CAPACITY GROWTH
ADDING	UPLIFT OF	UPLIFT OF	ADDING
100M+ CASES	**~$3B - ~$4B**	**~$1.2B - ~$1.7B**	**~22M HL**
FY28 vs FY23	FY28 vs FY23	FY28 vs FY23	FY24 to FY28

OUR PATH FORWARD

PIVOTAL MOMENT FOR OUR WINE AND SPIRITS BUSINESS

We continue to anticipate sequential improvement from the strategic transformation of our Wine and Spirits Business to accelerate growth and drive higher profitability

LIFTING HIGHER-END MIX GROWTH

+2000 BPS

HIGHER-END NET SALES FY28 vs FY23

REVISED TARGET NET SALES ANNUAL GROWTH TO ~1-3%

UPLIFT OF

~$40M-~$220M

FY28 vs FY23

CONTINUING TO DRIVE MSD OPERATING INCOME ANNUAL GROWTH

UPLIFT OF

~$60M-~$130M

FY28 vs FY23

REVISED OPERATING MARGIN EXPANSION TO ~25-26%

UPLIFT OF

~2.7%-~3.7%

FY28 vs FY23

OUR PATH FORWARD
PUSHING OUR INNOVATION PLANS AND CAPABILITIES EVEN FURTHER

DISTINCTIVE APPROACH TO EMERGING BRANDS

1 Ownership & Accountability
Dedicated resources & funding

2 Multi-year Journey
Adapt over multiple years

3 Targeted Testing Approach
Initial launch in smaller markets

R&D FACILITIES AT NAVA AND WOODBRIDGE



DIFFERENTIATED LIQUIDS NOW BEING TESTED

Patented Nitrogen Technology



Patented Flavor Change Technology



Constellation Brands

REINFORCED CAPITAL ALLOCATION PRIORITIES

SOLID INVESTMENT GRADE RATING	DIVIDEND GROWTH IN-LINE WITH EARNINGS	ORGANIC INVESTMENTS TO SUPPORT GROWTH	SHARE REPURCHASES TO ENHANCE RETURNS	TUCK IN ACQUISITIONS
Expect to achieve target of	Expect to maintain target of	Expect total growth and maintenance Capex of	Total board authorization of	Disciplined and rigorous process to
~3.0x net leverage ratio during FY25	~30% annual dividend payout ratio	~$4B in Beer Business from FY24 to FY28	~$2.8B for share buybacks now in place[1]	assess with strict criteria any M&A considered

Note: Net leverage ratio defined as debt net of cash divided by comparable basis EBITDA excluding Canopy EIE. EBITDA is calculated on a comparable basis and is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP financial measure is included within the appendix. Payout ratio defined as dividend per share divided by comparable basis earnings per share excluding Canopy EIE.

1 $2B represents authorization approved by Board of Directors November 2023; $0.8B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0B of the company's publicly traded common stock as of August 31, 2023.

 Constellation Brands

OUR PATH FORWARD

ESG PROGRESS ALIGNED WITH OUR BUSINESS OBJECTIVES

MODELING WATER STEWARDSHIP

Increasing our restoration target

from 1.1B to ~5B gallons of water between FY23 and FY25

REDUCING GHG EMISSIONS

Continuing to work toward target of

15% reduction in Scope 1 and 2 GHG emissions by FY25

REDUCING WASTE AND ENHANCING PACKAGING

Expecting to attain

TRUE Certification for Zero Waste to landfill and enhance circular packaging by FY25

FOSTERING AN INCLUSIVE CULTURE

Continuing to work toward our ambition for

a more diverse, equitable workforce

FURTHER ENHANCING OUR BOARD

Process underway to appoint

new independent Board Chair

Constellation Brands



OUR PATH FORWARD

SIGNIFICANT VALUE UPLIFT OPPORTUNITY

KEY MEASURE	STZ PROFILE (OR BETTER)	NUMBER OF COMPANIES
TOTAL S&P 500		503
TOP-LINE	Mid to high single-digit sales growth	177 per NTM consensus
EARNINGS	Double-digit diluted EPS growth	138 per NTM consensus
DIVIDEND	~30% payout ratio	43 per NTM consensus
SECTOR	Consumer staples / discretionary	7

COMPARABLE COMPANIES

	EV/EBITDA NTM	P/E NTM
Constellation Brands	14.2x	18.1x
BROWN-FORMAN	19.4x	26.4x
Yum!	17.4x	22.0x
McDonald's	16.7x	21.8x
Starbucks Coffee	16.1X	23.5x
TJX	15.9x	22.3x
Mondelēz International	15.3x	19.5x
DARDEN	13.2x	15.9X

Source: FactSet data as of October 27, 2023.

Constellation Brands

COMMITTED LEADERSHIP
DRIVING A CONSISTENT STRATEGY TO DELIVER RESULTS



BILL NEWLANDS
President & Chief
Executive Officer



JIM BOURDEAU
EVP & Chief Legal
Officer



KRIS CAREY
EVP & Chief Human
Resources Officer



GARTH HANKINSON
EVP & Chief Financial
Officer



ROBERT HANSON
EVP & President
Wine & Spirits



MICHAEL MCGREW
EVP & Chief Communications,
CSR and Diversity Officer



MALLIKA MONTEIRO
EVP & Chief Growth, Strategy
& Digital Officer



JIM SABIA
EVP & President
Beer

Constellation Brands



INVESTOR DAY 2023


Constellation Brands

MALLIKA MONTEIRO

EVP, CHIEF GROWTH, STRATEGY & DIGITAL OFFICER

CONSUMER INSIGHTS AND INNOVATION

WE ARE FOCUSED ON GROWTH







**CULTURE OF
CONSUMER OBSESSION**

NEXT GENERATION
TOOLS & CAPABILITIES

INNOVATION & EMERGING
BRANDS

Constellation Brands





CONSTELLATION BRANDS
IS CONSUMER OBSESSED





BUILT ON DEEP CONSUMER UNDERSTANDING, INSIGHTS AND ANALYTICS

+300K
LDA CONSUMER CONVERSATIONS

2.5M
CONSUMERS

240M
U.S. LDA ADULTS[1]

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

AND GROUNDED IN THE NEEDS AND MOTIVATIONS OF TODAY'S CONSUMER



WITH ON-THE-GROUND MARKET INTELLIGENCE

CULTURE



CONSUMER BEHAVIOR



ON-PREMISE TRENDS



CONSUMER EXPECTATIONS



WE UNDERSTAND LUXURY WINE DRINKERS






HISPANIC CONSUMERS CONTINUE TO BE A CRITICAL GROWTH DRIVER FOR CONSTELLATION BRANDS

60%
OF TOTAL U.S. POPULATION GROWTH

$2T
PURCHASING POWER

LARGEST AFFLUENT U.S. GEN Z CONSUMERS

50M
U.S. LDA DRINKERS BY 2030






Source: Constellation Brands data, analyses, and plans.

Constellation Brands

GENERAL MARKET CONSUMERS CONNECT TO OUR BEER BRANDS

+50%
CONSTELLATION BEER DOLLARS[1]

~70%
CONSTELLATION BEER GROWTH[1]









[1] Circana Hispanic Insights Advantage (HIA) database and Total US Food-Convenience L52W ending 9/10/23.

Constellation Brands

TURNING OUR CONSUMER OBSESSION INTO ACTION


WELCOME TO
CAMP
KIM


CASA NOBLE


PACIFICO
CERVEZA
PACIFICO
CLARA
For 21+ only. Discover responsibly™. Pacifico Clara® Beer. Imported by Crown Imports, Chicago, IL

Constellation Brands

TURNING OUR CONSUMER OBSESSION INTO ACTION

Cerveza Modelo Spiked Aguas Frescas

#1
NEW FMB IN LAS VEGAS[1]

150
HISPANIC CONSUMER INDEX
#1 AHEAD OF TOP 5 NATIONAL FMBs[2]

NITRO TECHNOLOGY

AUTHENTIC FLAVOR & TASTE



Cerveza Modelo Spiked Aguas Frescas Flor de Jamaica Hibiscus
Cerveza Modelo Spiked Aguas Frescas Pepino y Limón Cucumber Lime
Cerveza Modelo Spiked Aguas Frescas Sandía Watermelon
Cerveza Modelo Spiked Aguas Frescas Piña Pineapple
Contains Alcohol
Imported from Mexico





1 Circana L12W ending 9/10/23
2 Circana HIA, Total US Food+Conv; L52W week ending 10/15/23

Constellation Brands

TURNING OUR CONSUMER OBSESSION INTO RESULTS







NEW & EXISTING BRAND EXTENSIONS

$3B

CIRCANA DOLLAR SALES SINCE 2018[1]

+18%

HH PENETRATION GROWTH OVER LAST 3 YEARS[2]

#1

REPEAT RATE AMONG HISPANICS[2]

SINCE ACQUISITION:

+260%

NET SALES

~40%

NET SALES BEYOND RED BLEND[3]

[1] Circana MULO+C L52 Weeks ending 7/22/18 through 7/16/23
[2] Circana Consumer and Shopper Insights Advantage (CSIA) database; L52W ending 9/10/23
[3] Constellation Brands data, analyses, and plans.

Constellation Brands

WE ARE FOCUSED ON GROWTH







CULTURE OF CONSUMER OBSESSION

NEXT GENERATION TOOLS & CAPABILITIES

INNOVATION & EMERGING BRANDS

Constellation Brands

NEXT GENERATION TOOLS AND CAPABILITIES



INNOVATION AND R&D



BRAND BUILDING AND MEDIA



DIGITAL BUSINESS ACCELERATION

Constellation Brands

OPERATIONAL AND R&D INVESTMENTS






NEARLY

$550M

INVESTMENT OVER LAST 5 YEARS





Constellation Brands

ACCELERATED INNOVATION AGENDA DRIVING GROWTH















2018
2019
2020
2021
2022
2023
2024
Corona PREMIER
Corona REFRESCA TROPICAL PUNCH
Corona HARD SELTZER
Modelo CHELADA PIÑA PICANTE
FRESCA MIXED
Modelo CHELADA Variety Pack
Corona NON-ALCOHOLIC
Modelo Oro
Modelo CHELADA Negra PICANTE
MI CAMPO
HIGH WEST MANHATTAN BARREL FINISHED COCKTAIL
HIGH WEST OLD FASHIONED BARREL FINISHED COCKTAIL
MEIOMI BRIGHT PINOT NOIR
PROSECCO
Cook's MANGO MIMOSA













Over last 5 years, Innovation at CBI delivered:

$3.4B OF TOTAL CBI INNOVATION DOLLAR SALES[1]

~30% OF CBI PORTFOLIO DOLLAR SALES GROWTH[1]

Note: Commercialized CBI Innovation in market in 2023 and select upcoming 2024 launches. Examples not exhaustive.
[1] Circana, Total U.S. – Multi-Outlet + Convenience, L52 Weeks 7-22-18 through 7-16-23

BRAND BUILDING AND MEDIA





Constellation Brands

CONSTELLATION BRANDS' BRAND BUILDING




LDA CONSUMER




CREATIVITY




CONSISTENCY

Constellation Brands

CONSTELLATION BRANDS' BRAND BUILDING = HIGH MEDIA ROI IN BEER[1]



$2.50 ROI

~$750M PROFIT

[1] Source: Constellation Brands data, analyses, and plans.

Constellation Brands

CONSTELLATION BRANDS WAS AN EARLY ADOPTER IN DIGITAL COMMERCE







Kim Crawford Sauvignon Blanc White Wine
Best Seller
4.8 667 Reviews
ADD TO CART

Corona Extra
FOR FANS OF THE FINE LIFE
ORDER NOW
12 bottles
Modelo Especial Beer 12 Pack 12oz Bottle
$19.99
Nutrition Information
Add to Basket

BEVERAGE ALCOHOL CATEGORY PERFORMANCE[1]

3-Tier eCommerce



3%
3.8%
CATEGORY GROWTH
CONSTELLATION BRANDS PORTFOLIO

BEER CATEGORY PERFORMANCE[1]

3-Tier eCommerce



2.4%
10.2%
TOTAL BEER CATEGORY GROWTH
CONSTELLATION BEER PORTFOLIO

[1] Circana L52 Wks Ending 9/10/23. Circana ePOS tracked accounts = Albertsons, Amazon, Lowes Foods, Giant Eagle, Kroger, Meijer, Raley's, Schnucks, SEG, Target, Total Wine & More, and Walgreens

Constellation Brands

ACCELERATING OUR DIGITAL LEADERSHIP



- **$60M - $80M planned investment in first 2 years of program**
- **Technology, Data and Analytics, Talent and Agile Delivery**



PROCUREMENT



SUPPLY CHAIN



MARKETING

Constellation Brands

ACCELERATING OUR DIGITAL LEADERSHIP



PROCUREMENT

- Data Transparency and Automation
- $60M savings (FY23 and FY24)





SUPPLY CHAIN

- Sustained OTIF improvement
- $0.02 per case efficiency savings





MARKETING

- 8% sales uplift for Pacifico
- Expansion to Corona and Modelo



CERVEZA PACIFICO

Source: Constellation Brands data, analyses, and plans.

WE ARE FOCUSED ON GROWTH







CULTURE OF CONSUMER OBSESSION

NEXT GENERATION TOOLS & CAPABILITIES

INNOVATION & EMERGING BRANDS

Constellation Brands

INNOVATION AND EMERGING BRANDS

#1
INNOVATION BRAND[1]

#1
NEW SINGLE SERVE[1]

CBI BETTERMENT PRODUCTS GROWING[2]
2.5x







CERVEZA
Modelo
Oro
GOLD STANDARD
LIGHT BEER
90 CALS
3.0g CARBS
BEER BREWED IN MEXICO
4.0% ALC/VOL
CERVEZA
Modelo
CERVECERIA MODELO MEXICO
1925
CHELADA
SANDÍA
PICANTE
WITH THE REFRESHING FLAVORS OF WATERMELON AND CHILE PEPPERS
BREWED IN MEXICO
KIM CRAWFORD
ILLUMINATE
CALORIES 70 PER SERVING
Sauvignon Blanc
2021
NEW ZEALAND
MEIOMI
BRIGHT
PINOT NOIR
8% ALC. BY VOL.
CALIFORNIA

[1] Source: Circana, Total U.S. Multi-Outlet + Convenience, 12 weeks ending 9/10/23; Ranking based on brands introduced nationally this year.
[2] Circana L52W ending 6/18/23.
Note: Betterment Wine is defined as still wine, in a bottle, popular+ price segment, below 10% ABV, including core varietals but excluding flavored wines

Constellation Brands

INNOVATION AND EMERGING BRANDS

Ventures investments outgrowing segments[1]



+43pp GIN

+6pp MEZCAL



+71pp ULTRA PREMIUM WINE



+101pp NA BEER



+136pp LUXURY WINE



CONNIPTION
KINSHIP
46% ALC/VOL · 750 ML
GIN WITH NATURAL FLAVORS AND COLORED WITH BUTTERFLY PEA FLOWER
DOS HOMBRES.
Mezcal Artesanal
JOVEN
100% AGAVE
DENOMINACION DE ORIGEN PROTEGIDA
42% ALC / VOL 750 ML
HECHO EN MEXICO
ArcherRoose
ROSÉ
PROVENCE, FRANCE
13% ALC/VOL
250 ML
CLASSIC
HOP WTR
SPARKLING HOP WATER
BEVERAGE WITH ADAPTOGENS AND NOOTROPICS
12 FL OZ (355 ML)
LA FÊTE DU ROSÉ
CÔTES DE PROVENCE
St Tropez

[1] Circana, Total U.S. – Multi-Outlet + Convenience, L52W ending 6/18/23; Outperformance compares Circana segment growth to Ventures brand Internal Net Sales data

Constellation Brands

CURRENT STRATEGY DRIVING GROWTH

CBI TOTAL PORTFOLIO CORE AND INNOVATION VS COMPETITIVE SET[2]



■ Innovation   □ Non-Innovation   ┄ Net Growth/Decline

DOLLAR SALES CHANGE VS PRIOR YEAR

CBI

OVER LAST 5 YEARS

DELIVERING $3.4B OF TOTAL CBI INNOVATION DOLLAR SALES[1]

INNOVATION DROVE ~30% OF CBI PORTFOLIO DOLLAR SALES GROWTH[1]

COMPETITORS RANKED BY TOTAL NET GROWTH/DECLINE

[1] Circana, Total U.S. – Multi-Outlet + Convenience, L52 Weeks 7-22-18 through 7-16-23.
[2] Circana, Total U.S. – Multi-Outlet + Convenience, L52 Weeks through 7-16-23.

Constellation Brands

OUR BEER INNOVATION DELIVERS MORE DOLLARS PER SKU THAN OUR LARGE BEER COMPETITORS


INNOVATION $/SKU
$1.0M
COMPETITOR #1
$2.1M
COMPETITOR #2
$3.4M
COMPETITOR #3
$4.6M
CBI
OF INNOVATION SKUS
668
235
136
75


CERVEZA
Modelo
Oro
GOLD STANDARD
LIGHT BEER
90 CALS
3.0g CARBS
BEER BREWED IN MEXICO
4.0% ALC/VOL
SANDIA PICANTE
CERVEZA
Modelo
CHELADA
SANDÍA
PICANTE
WITH THE REFRESHING FLAVORS OF WATERMELON AND CHILE PEPPERS
BREWED IN MEXICO
Corona
PREMIER
90 CALS
2.6 CARBS

Source: Circana L52 Wks Ending 7/16/23.

Constellation Brands

CURRENT STRATEGY DRIVING GROWTH

ORGANIC INNOVATION

INCUBATION OF EMERGING BRANDS

VENTURE INVESTING

TUCK IN M&A









CURRENT STRATEGY DRIVING GROWTH

ORGANIC INNOVATION



INCUBATION OF EMERGING BRANDS



Constellation Brands



CONSUMER OBSESSED















VODKA SPRITZ
Born to be mixed since 1966
FRESCA
MIXED
VODKA SPRITZ

Modelo
Especial

FAMILY-OWNED
AUSTIN
SMALL BATCH
COCKTAILS
CUCUMBER VODKA
MOJITO
VODKA
CUCUMBER
LIME & MINT

MiCAMPO

Constellation Brands



HIGH GROWTH MARKET SEGMENTS

FLAVORS & BETTERMENT

Corona Non-Alcoholic is the
#1 share-gaining brand
in non-alcoholic Beer category[1]



Modelo
CHELADA
SANDÍA PICANTE
Modelo
SPIKED
AGUAS FRESCAS
SANDÍA
CONTAINS ALCOHOL
VODKA SPRITZ
FRESCA
MIXED
Corona
NON-ALCOHOLIC
Corona
PREMIER
Modelo
Oro
GOLD STANDARD
LIGHT BEER
4.0% ALC/VOL

READY TO SERVE & BETTERMENT

KC Illuminate + Meiomi Bright
up 56% vs
Betterment Category **up 21%**[2]



HIGH WEST
DISTILLERY
OLD FASHIONED
BARREL FINISHED
COCKTAIL
MI CAMPO
JALAPEÑO MARGARITA
MEIOMI
BRIGHT
PINOT NOIR
KIM CRAWFORD
ILLUMINATE
70
Sauvignon Blanc

Note:
For Flavors: Beer Flavors segment defined as flavored malt beverages, malt/sugar seltzers, flavored beer, and cider.
For Beer Betterment: Beer Betterment segment defined as high-end light beers and non-alcoholic beers.
For Wine Betterment: Wine Betterment segment defined as still wine, in a bottle, popular+ price segment, below 10% ABV, including core varietals but excluding flavored wines

[1] Circana, Total U.S. – Multi-Outlet + Convenience, L12 Weeks through 9-10-23
[2] Circana, L52 Weeks through 6-18-23

Constellation Brands

PRIORITIZE BRAND EXTENSIONS

CBI INNOVATION GENERATES

20x

INNOVATION GROWTH OF 2 OTHER TOP BEER SUPPLIERS[1]



CERVEZA
Modelo
SPIKED
AGUAS FRESCAS
SANDÍA
WATERMELON
CONTAINS ALCOHOL
IMPORTED FROM MEXICO
CERVEZA Modelo Oro
GOLD STANDARD LIGHT BEER
90 CALS | 3.0g CARBS
PER 12 FL. OZ.
BEER BREWED IN MEXICO
4.0% ALC/VOL
Corona
NON-ALCOHOLIC
EL SABOR MAS FINO
DESDE 1865
Vicky
CHAMOY
Victoria
CHELA CHINGONA CON CHAMOY Y TAMARINDO
HIGH WEST
DISTILLERY
HIGH WEST
The Prisoner
THE PRISONER'S SHARE
PARK CITY, UTAH
UNSHACKLED
SAUVIGNON BLANC
THE PRISONER WINE COMPANY
TEQUILA COCKTAILS
TEQUILA MI CAMPO
Mi CAMPO
SPICY JALAPEÑO MARGARITA

[1] Circana, L52 Weeks through 7-16-23

Constellation Brands



AUTHENTIC & UNIQUE LIQUIDS















FLOR de JAMAICA
CERVEZA
Modelo
SPIKED
AGUAS FRESCAS
FLOR DE JAMAICA
HIBISCUS
CONTAINS ALCOHOL
IMPORTED FROM MEXICO
PEPINO Y LIMÓN
CERVEZA
Modelo
SPIKED
AGUAS FRESCAS
PEPINO Y LIMÓN
CUCUMBER LIME
CONTAINS ALCOHOL
IMPORTED FROM MEXICO
VODKA SPRITZ
MADE WITH REAL VODKA
FRESCA
MIXED
MIXED BERRY CITRUS
VODKA SPRITZ
MADE WITH REAL VODKA
FRESCA
MIXED
- ORIGINAL -
GRAPEFRUIT CITRUS
AQUA DI VENUS
PINOT GRIGIO
RUFFINO
HIGH WEST
DISTILLERY
HIGH WEST
BARREL SELECT
A BLEND of STRAIGHT BOURBON WHISKEYS finished in TOKAJI BARRELS
PARK CITY, UTAH
Cook's
Cook's
MANGO
MIMOSA

Constellation Brands



TEST TO LEARN







FRESCA MIXED
Bottle Opener
Koozie
T-Shirt
Spin to Win
FRESCA MIXED

CERVEZA
Modelo
• SPIKED •
AGUAS FRESCAS

EVENTS THIS MONTH
STAR WARS
FRESCA MIXED
REAL VODKA TWIST.

Constellation Brands



DISCIPLINED







CBI GENERATES

5x

THE SALES PER SKU OF THE TWO OTHER TOP BEER SUPPLIERS[1]

Modelo Oro
GOLD STANDARD LIGHT BEER

Corona Extra
Modelo Oro
15 99

GOLD STANDARD LIGHT BEER
Modelo Oro
LA CERVEZA LIGERA QUE VALE ORO
18 99

[1] Source: Circana, Multi-Outlet + Convenience across entire Beer Imports Portfolio, L52 weeks through 9/17/2023

Constellation Brands



INCREMENTAL VALUE CREATION

CBI INCREMENTALITY ABOVE

30-40%

INDUSTRY AVERAGE[1]

















ESPECIAL
CERVEZA
Modelo
1925
CHELADA
Especial
WITH THE REFRESHING FLAVORS OF TOMATO, SALT AND LIME
BREWED IN MEXICO
Corona
NON-ALCOHOLIC
EL SABOR MAS FINO
12 FL. OZ.
CERVEZA
Modelo
Oro
GOLD STANDARD LIGHT BEER
90 CALS
3.0g CARBS
BEER BREWED IN MEXICO
4.0% ALC/VOL
SANDÍA
CERVEZA
Modelo
SPIKED
AGUAS FRESCAS
SANDÍA
WATERMELON
CONTAINS ALCOHOL
IMPORTED FROM MEXICO
VODKA SPRITZ
Born to be mixed since 1966.
FRESCA
MIXED
5%
VODKA SPRITZ
CALORIES 70 PER SERVING
KIM CRAWFORD
ILLUMINATE
CALORIES 70 PER SERVING
Sauvignon Blanc
2021
NEW ZEALAND
8% ALC/VOL
90 CALS/GLASS
MEIOMI
BRIGHT
PINOT NOIR
8% ALC. BY VOL.
CALIFORNIA
TEQUILA COCKTAILS
TEQUILA MI CAMPO
MI CAMPO
SPICY JALAPEÑO MARGARITA

[1] Circana Custom Study provided to Constellation Brands, Inc

EMERGING BRANDS AT CONSTELLATION








Constellation Brands

EMERGING BRANDS AT CONSTELLATION



OWNERSHIP & ACCOUNTABILITY



PATIENCE & MULTI-YEAR JOURNEY



TARGETED TEST MARKETS





Shyft
flavor shifting cocktail

Shyft flavor shifting cocktail
from citrus
to cherry
Shyft
flavor shifting cocktail
from citrus
to cherry
A flavor flip in every sip

A flavor flip in every sip
Shyft
flavor shifting cocktail
from citrus
to cherry
Shyft
flavor shifting cocktail
from raspberry
to watermelon
How Shyft Works
Designed to hit different tastebuds at different times

Shyft
flavor shifting cocktail
from raspberry
to watermelon
Shift the flavor
6.0% ALC/VOL
CONTAINS ALCOHOL
Shyft
flavor shifting cocktail™
from peach
to ginger
Shift the flavor
6.0% ALC/VOL
Shift the vibe
CONTAINS ALCOHOL
MALT BEVERAGE WITH NATURAL FLAVORS AND ARTIFICIAL COLOR
shifting cocktail™
from citrus
to cherry
6.0% ALC/VOL
Shift the vibe
CONTAINS ALCOHOL

WE ARE FOCUSED ON GROWTH

**CULTURE OF
CONSUMER OBSESSION**

**WE ARE INVESTING
IN THE FUTURE**

**WE HAVE A CONSUMER-DRIVEN
& DISCIPLINED APPROACH
TO INNOVATION**









INVESTOR DAY 2023



JIM SABIA

EVP & PRESIDENT, BEER DIVISION

BEER BUSINESS

CONSUMER-LED PREMIUMIZATION HAS SHIFTED GROWTH IN THE U.S. BEER MARKET TO THE HIGH-END…

U.S. BEER $ SALES



Source: Circana, Multi-Outlet + Convenience, Calendar Years 2012, 2019, and 2022.

U.S. BEER $ SALES CAGR CY12-CY22



Source: Circana, Total U.S. Multi-Outlet + Convenience, Calendar Year 2012 and 2022.

■ High-end   ■ Low-end

Constellation Brands

…AND OUR HIGH-END PORTFOLIO HAS BEEN WINNING THE PREMIUMIZING LDA CONSUMER FOR OVER A DECADE…

CHANNEL DOLLAR SALES - LARGEST SUPPLIERS U.S. BEER MARKET

	INDUSTRY			HIGH-END	
	CY12 - CY22 CAGR	CY12 SHARE	CY22 SHARE	CY12 HE SHARE	CY22 HE SHARE
Constellation Brands	+14%	7%	16%	21%	27%
ABInBev	+1%	50%	36%	26%	22%
MOLSON COORS beverage company	0%	25%	17%	7%	5%

Source: Circana, Multi-Outlet + Convenience, Calendar Years 2012-2022. Note: Constellation Brands CAGR figures are Import trends only.

Constellation Brands

...WITH OUR CORE BRANDS ACHIEVING STRONG GROWTH WITH LEADERSHIP POSITIONS ACROSS KEY U.S. MARKETS...



Corona Extra

#1 MARKETS
Miami
New York City
Orlando

#2 MARKETS
San Francisco

#3 MARKETS
Portland
Jacksonville
Richmond
Seattle
Hartford
Tampa



SEATTLE
PORTLAND
BOISE
SACRAMENTO
SALT LAKE CITY
SAN FRANCISCO
DENVER
LAS VEGAS
LA
SAN DIEGO
CHICAGO
HARTFORD
NYC
RICHMOND
RALEIGH
ATLANTA
DALLAS
AUSTIN
SAN ANTONIO
HOUSTON
JACKSONVILL
ORLANDO
TAMPA
MIAMI

Cerveza Modelo Especial

#1 MARKETS
Los Angeles	Austin
Chicago	Denver
Las Vegas	Raleigh
San Diego	Houston
Sacramento	Seattle
San Francisco	Salt Lake City
Dallas	

#2 MARKETS
Miami
New York City
Portland
Boise

#3 MARKETS
San Antonio
Atlanta

Source: Circana, Multi-Outlet + Convenience, L52 weeks through 10/8/2023

Constellation Brands

...AND OUR LARGEST BRAND RECENTLY RISING TO THE OVERALL #1 SPOT IN THE U.S. BEER MARKET...

The New York Times

How a Mexican Lager Quietly Rose to Become America's Best-Selling Beer

A decade before Bud Light faced a conservative-led boycott over a transgender influencer, Modelo Especial was on track to take the No. 1 spot.

Modelo's rise to No. 1 beer was no fluke, even with the Bud Light controversy

THE WALL STREET JOURNAL.

Bud Light Loses Title as Top-Selling U.S. Beer

Modelo rides demographic wave to top of US beer sales

Savvy marketing and a growing Hispanic population helped Modelo Especial overtake Bud Light as the top-selling U.S. beer in May, experts say.

Modelo Extends Its Lead Over Bud Light And Budweiser In The U.S.

SCIENCE OF SUCCESS

How America's New Favorite Beer Hammered the Competition

Modelo Especial dethroning Bud Light was a decade in the making—and its coronation began with one man blocking a $20 billion deal

THE WALL STREET JOURNAL.

CMO TODAY

How Modelo's Marketing Beat Bud Light (It Wasn't Just the Boycott)

Shifting demographics and Bud Light's decline are only part of the reason that Modelo Especial has risen to the top

How Modelo dethroned Bud Light to become the top-selling U.S. beer

Note: Modelo Especial's #1 Position is based from Tracked Channel data and is in Dollar Sales

Constellation Brands

...PREMIUMIZATION REMAINS A DRIVING FORCE AND WE STILL SEE PLENTY OF OPPORTUNITY AHEAD!

THE U.S. CONTINUES TO PREMIUMIZE

STATES WITH
+60%
HE SHARE

STATES ADDING
3+
HIGH-END SHARE POINTS OVER LAST TWO YEARS



Modelo
CHELADA
Especial
Modelo Oro
Corona PREMIER
Corona Extra
Modelo Especial
Victoria
Corona REFRESCA
Modelo AGUAS FRESCAS
Modelo Negra
Corona Familiar
Corona Light

Source: Circana, Multi-Outlet + Convenience, L52 weeks through 9/17/2023.
Source: Circana, Multi-Outlet + Convenience, Calendar Years 2021 and 2022.

Constellation Brands

GROWTH DRIVERS

DISTRIBUTION

~40-50% OF EXPECTED VOLUME GROWTH



Corona Extra
Modelo Especial

SIMPLE



EFFECTIVE

DEMOGRAPHICS

~20-30% OF EXPECTED VOLUME GROWTH



HISPANIC LDA CONSUMER

50%

OF CURRENT CONSUMER MIX



LDA GENERAL MARKET

50%

OF CURRENT CONSUMER MIX

INNOVATION

~20-40% OF EXPECTED VOLUME GROWTH



Modelo Oro
Corona Non-Alcoholic
Modelo Spiked Aguas Frescas

LIQUID



Modelito Especial
Modelo Chelada Variety Pack

PRICE-PACK

30% OF GROWTH OVER THE LAST 5 YEARS

Constellation Brands

STRATEGIC GROWTH IMPERATIVES
GO-FORWARD VISION



DRIVE GROWTH

WITH THE CORE

Lead the high-end
and drive differentiated,
incremental portfolio growth



BUILD FOCUSED APPROACH

TO FLAVORS

Unlock new occasions and
LDA consumers in order to diversify our
long-term sources of growth



ACCELERATE GROWTH

IN BETTERMENT

Leverage portfolio breadth to
address shifting consumer demands
for betterment options

Constellation Brands

STRATEGIC GROWTH IMPERATIVES

GO-FORWARD VISION



MAXIMIZE MOMENTUM

- Large-scale, mature brands
- Market-leading share & equity
- Commercial prioritization
- Majority of investment

Modelo
Especial
Corona
Extra
PACIFICO
CLARA

ACCELERATE MOMENTUM

- Developing, mid-scale brand with high growth potential
- Emerging equity & awareness
- Over-index investment & commercial prioritization







FY23 DEPLETIONS	~180M CASES	~120M CASES	~19M CASES
FY24-28 OUTLOOK	MSD-HSD ANNUAL GROWTH	LSD ANNUAL GROWTH	LDD ANNUAL GROWTH

DRIVE GROWTH

WITH THE CORE

Lead the high-end and drive differentiated, incremental portfolio growth

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

STRATEGIC GROWTH IMPERATIVES

GO-FORWARD VISION

DEVELOPING, MID-SCALE BRANDS

with high growth potential





CERVEZA
Modelo
CHELADA
Especial
SANDIA PICANTE
CERVEZA
Modelo
CHELADA
SANDÍA PICANTE
GUAVA LIME · GUAYABA Y LIMA
Corona
REFRESCA
GUAVA LIME
GUAYABA Y LIMA
IMPORTED FROM MEXICO
CERVEZA
Modelo
SPIKED
AGUAS FRESCAS
SANDÍA
VODKA SPRITZ
FRESCA
MIXED
ORIGINAL
5%
GRAPEFRUIT CITRUS

SMALL-SCALE BRANDS

with growth upside in high potential segments

FOCUSED INVESTMENT

in key tactics, regions, and DMAs



FY23 DEPLETIONS	**18M** CASE MILESTONE
FY24-28 OUTLOOK	LDD ANNUAL GROWTH

BUILD FOCUSED APPROACH

TO FLAVORS

Unlock new occasions and LDA consumers to diversify our long-term sources of growth

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

STRATEGIC GROWTH IMPERATIVES

GO-FORWARD VISION

50%+

CONSUMERS SEEKING

HEALTHIER OPTIONS*

10%

CAGR

OVER LAST 10 YEARS (HIGH-END LIGHT)**

1/3 OF

INDUSTRY

IN “LIGHT” OFFERINGS***







Corona Light
LA CERVEZA MAS FINA
Corona PREMIER
THE EXCEPTIONAL LIGHT BEER
90 CALS
2.6 CARBS
Cerveza Modelo Oro
GOLD STANDARD LIGHT BEER
90 CALS
3.0g CARBS
4.0% ALC/VOL
Corona NON-ALCOHOLIC
EL SABOR MAS FINO

ACCELERATE GROWTH

IN BETTERMENT

Leverage portfolio breadth to address shifting consumer demands for betterment options

*Source: Morning Consult Survey April 2023. **Source: Circana, Multi-Outlet + Convenience, Calendar Years 2012-2022. ***Source: Circana, Multi-Outlet + Convenience, L52 Weeks through 8/16/2023

Constellation Brands

EFFICIENCY & EARNINGS DRIVERS
GO-FORWARD VISION



FOCUSED & DISCIPLINED

PORTFOLIO ARCHITECTURE

Maintain an efficient
set of brands and SKUs
while developing new
price points for the LDA consumer to
access our brands



EFFECTIVE & ENHANCED

MARKETING INVESTMENTS

Continue to grow
investments in marketing
while enhancing their
effectiveness and returns



EVOLVED & OPTIMIZED

SUPPLY NETWORK

Advance modular brewing capacity
expansions while optimizing production and
supply chain
footprint and capabilities

FOCUSED PORTFOLIO OF BRANDS AND SKUS



Corona Extra
Modelo Especial
Pacifico
Modelo Chelada
Modelo Oro
Corona Premier

Victoria
Corona Refresca
Modelo Aguas Frescas
Fresca Mixed
Modelo Negra
Corona Familiar
Corona Light

	BRAND FAMILIES	SKUs	NET SALES PER SKU
Constellation Brands	5	150	$54M/SKU
ABInBev	100	1,500+	$10.25M/SKU
MOLSON COORS beverage company	50	750+	$10.9M/SKU

DISCIPLINED GO-FORWARD APPROACH TO RECENT SKU EXTENSIONS











Modelo Chelada Limón y Sal

Modelito Especial
Mini Bottles
7oz

Coronita Extra
7oz. Mini Bottles

Modelo Chelada Variety Pack

Modelo Chelada Especial

Source: Circana, Multi-Outlet + Convenience, L52 weeks through 9/17/2023

Constellation Brands

ACHIEVING EVEN GREATER MARKETING EFFECTIVENESS



DIGITAL MEDIA OPTIMIZATION

MARKETING EFFECTIVENESS

STRATEGIES AND TOOLS

MEDIA AGENCY PARTNERSHIPS



ENHANCED GO-FORWARD APPROACH

TO GROWTH IN MARKETING INVESTMENTS

~9%

OF ANNUAL NET SALES TO BE REINVESTED IN MARKETING
FY24 - FY28

Constellation Brands







BILL RENSPIE
Chief Customer Officer

JOHN KESTER
SVP, Operations Services

TOM McCORRY
SVP, Beer Finance

Constellation Brands


Constellation Brands

BILL RENSPIE

CHIEF CUSTOMER OFFICER

BEER INDUSTRY SEGMENT DYNAMICS

DOLLAR SHARE CHANGE 13WK ENDING 9/10/2023



TOP 3
DOMESTIC LIGHTS
-1.9%
2.4
-0.3
-0.6
-1.0
-0.1
0.2
0.0
1.1
-1.8
Expected Fall & Spring
Retail Space Impact
EXPAND
OPTIMIZE
CONTRACT
IMPORT
CRAFT
DOM. SUPER PREM.
PREMIUM
SUB- PREM
NON-ALC
CIDER
FMB
SELTZER





Source: Circana Total MULO + C-Store, 13 WKS Ending 9-10-2023

Constellation Brands

CONSTELLATION BEER WEEKLY SHARE GAINS

FYTD 2024


3.00
2.50
2.00
1.50
1.00
0.50
0.00
3/5
3/12
3/19
3/26
4/2
4/9
4/16
4/23
4/30
5/7
5/14
5/21
5/28
6/4
6/11
6/18
6/25
7/2
7/9
7/16
7/23
7/30
8/6
8/13
8/20
8/27
9/3
9/10
9/17
9/24
2023 - WEEK ENDING

Source: Circana Total MULO + C-Store, Constellation Fiscal Year 2024 Ending 09-24-2023

SALES INITIATIVES - DISTRIBUTION & SPACE

Robust Goal Setting of Top-two Sales Priorities Expected to Lead to the Delivery of Volume Plan & Achievement of Strategic Objectives

ALIGNMENT TO COMPANY GOALS

- Top-Line Sales & Bottom-Line Return Expectations
- Strategic Goals & Innovation Objectives for Sustained Growth

 **DATA DRIVEN TARGETS** *'Precise Targets, Exact Execution'*

 **COLLABORATION**

 **TARGETED GOALS**

 **CONSISTENT TRACKING**

EXPECTED TO LEAD TO...

+25%
Increase in On-Prem Simple PODs Since Covid

700K+
Incremental Off-prem Effective PODs Since 2019

101.5%
Avg. Volume Plan Attainment for the Past 3yrs

+100K
Linear Feet Gained since 2021

+57K
SFS Three-Pillar Resets since 2018

Distribution & space are embedded in every conversation, action, and activity by the sales team and our Gold Network partners.

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

SPACE INITIATIVE: STRATEGIC GOAL SETTING

Utilizing velocity and distribution runway to build targeted goals designed to deliver on volume plan



GOAL SETTING OBJECTIVE

Set space growth goals to achieve overarching volume plan



Velocity Needed on Existing SKUs

CBI Space Growth Goal

Distribution Growth Planned



SUPPLEMENTAL PLANNING FACTORS

- Cold Linear Feet per Account

- Average CBI PODs per Account

- Gap between CBI Volume Share & Cooler Share

- Market Nuances, Risks & Dependencies

- Historical Space Growth



SPACE STRATEGIC IMPERATIVES

1 **Defend & Grow The Core**

2 **Win With Innovation Adjacencies**

3 **Balancing Retailer Incrementality & Consumer Access**

SHOPPER-FIRST SHELF

A truly objective approach to category management with proven results for CBI's Distributors & Retailers

SFS OFF-PREMISE BEER CATEGORY PROGRAM



FLOW
- Improve Shopability of Category to Make Buying Easy and Intuitive

SPACE
- Build Holding Power for High-Growth Brands

ASSORTMENT
- Offer Right Selection to Meet Consumer Needs

RESULTS — **+4-6% AVG. RETAILER $ SALES LIFT**

TOTAL ~60,000 SFS RESETS FOR CHAIN AND INDEPENDENT ACCOUNTS



- SFS Resets

FY19	FY20	FY21	FY22	FY23	FY24
500	4,443	6,703	13,979	17,200	PROJECTED ~21,000

SFS STRATEGIC RETAILER PARTNERSHIPS



BEFORE



AFTER



Source: Constellation Brands data, analyses, and plans.

Constellation Brands

STRATEGIC CATEGORY PARTNERSHIPS
BROADENING OUR POSITION AS THE LEADING CATEGORY PARTNER

TOP 25 BEER RETAILERS
Retailer Count by Partnership Position and Share of Depletions in Retailers Counted in Each Partnership Position

	CAPTAIN	CO-CAPTAIN	VALIDATOR	INFLUENCER		CAPTAIN	CO-CAPTAIN	VALIDATOR	INFLUENCER	
FY19	2	1	8	14		11	1	8	5	**FY23**
	6%	2%	44%	48%		51%	2%	25%	22%	

CAPTAIN	CO-CAPTAIN	VALIDATOR

ALL GEOGRAPHIES



SELECT AREAS



ALL GEOGRAPHIES



SELECT AREAS



Source: Constellation Brands data, analyses, and plans.

Constellation Brands

SPACE FY23 RESULTS & FY24 PROGRESS

FY23 RESULTS

INDEPENDENT ACCOUNT SPACE RESULTS

 **+2.2 Pts**
CBI COOLER SHARE GROWTH

 CONNECT SHOPPERFIRST
by Constellation Brands

17,200
SHOPPER-FIRST SHELF RESETS ACROSS
CHAIN & INDEPENDENT ACCOUNTS

FY24 PROGRESS YTD

INDEPENDENT ACCOUNT SPACE RESULTS

 **+3.1 Pts**
CBI COOLER SHARE GROWTH

 CONNECT SHOPPERFIRST
by Constellation Brands

18,400  **~21,000**
SHOPPER-FIRST SHELF
RESETS ACROSS CHAIN &
INDEPENDENT ACCOUNTS

PROJECTED RESETS
BY YEAR-END

Source: Constellation Brands data, analyses, and plans.

 Constellation Brands

DISTRIBUTION GROWTH RUNWAY

FY24-FY28 DISTRIBUTION GAIN OUTLOOK

INCREMENTAL POINTS OF DISTRIBUTION BY BUSINESS UNIT REGIONS



WEST
100k+
EAST
40k+
CENTRAL
120k+
SOUTH
125k+
SOUTHEAST
125k+
Modelo
Especial

INCREMENTAL SHARE OF POINT OF DISTRIBUTION GAINS



OTHER
MODELO ESPECIAL
54%
46%
44%
56%
43%
44%
72%
28%
40%
60%
FY23
SOUTH
SOUTHEAST
CENTRAL
WEST
EAST
FY28

Incremental points of distribution, inclusive of respective modeled velocities, expected to contribute ~40-50%+ of anticipated volume growth

Future innovation + Oro, Aguas Frescas & Fresca Mixed not considered part of existing brands and provide additional distribution upside
Source: Constellation Brands data, analyses, and plans.


Constellation Brands

JOHN KESTER

_____

SENIOR VICE PRESIDENT, OPERATIONS SERVICES

FROM IMPORTER TO BREWER

2013 - 2023



NAVA THEN

235M CASES ADDED



NAVA NOW

110M CASES ADDED



OBREGON BREWERY

Constellation Brands

FROM BUILDER TO OPERATOR



- Continuing to Invest Beyond Our Hard Assets
- Moving Into Next Phase of Optimization
- Unlocking Further Efficiencies & Flexibility







CERVEZA
Modelo
1925
Especial
Corona
Extra
LA CERVEZA MAS FINA
IMPORTED
BEER
Brewed and Bottled by
CERVECERIA MODELO
MEXICO
12 FL. OZ.
CERVEZA
PACIFICO
CLARA
La Cerveza del Pacifico

Constellation Brands

EXECUTING OPTIMIZED MODULAR BREWERY CAPACITY ADDITIONS
TO SUPPORT GROWTH



+10M HL
VS FY23

+6M HL
VS FY25

+6M HL
vs FY27

FY28
~64M
HL TOTAL CAPACITY

FY24   FY25   FY26   FY27   FY28

- Capacity   — Avg. Utilization   — Peak Utilization

VERACRUZ BREWERY RENDERING

Constellation Brands

ENHANCING DIGITAL CAPABILITIES
TO TRANSFORM OUR BUSINESS

CLOUD-BASED TRACK AND TRACE TOOLS



PREDICTIVE ANALYTICS TOOLS



PRESCRIPTIVE ANALYTICS TOOLS



COMMERCIAL BENCHMARKING TOOLS



FY24 investments in digital platforms to support logistics are expected to have full net savings payback in less than 3 years

Constellation Brands

END TO END PLANNING & FULFILLMENT
OPTIMIZATION STRATEGY

Deliver a quantitative, efficient decision-making process that links high level strategic plans with day-to-day operations in preparation for the ability to deliver **+100M cases**



PROCUREMENT

COMMERCIAL

WORKING CAPITAL

DRIVING DOWN COSTS THOUGH EFFICIENCY

Constellation Brands

UNLOCKING GREATER VALUE
THROUGH DBA AND BEYOND

PROCUREMENT

Implemented organizational reset

Accelerating savings through data transparency and automation

LOGISTICS

Undergoing transformation following procurement model

Delivering efficiencies and savings through TMS & WMS

INTEGRATED BUSINESS PLANNING & EXECUTION

Drastic advancement of all facets of IBP&E

Improved demand forecast accuracy by 15-20% nationally

CROSS-FUNCTIONAL COLLABORATION

Implementation of reusable pallets and double-stacking

Conversion from 50 to 60' railcars

At least $300M
in savings anticipated FY24 - FY28

Constellation Brands

THE FRAMEWORK FOR OUR FUTURE SUPPLY CHAIN
TRUE END TO END



CUSTOMER CENTRICITY & AGILITY

RESILIENCY

PROFITABILITY

QUALITY & SUSTAINABILITY

ENABLERS

Digital Enablement

Talent and Capabilities

INNOVATION

100M+ CASES
Right beer, right place, right time, right cost

Corona Extra

Constellation Brands


Constellation Brands

TOM McCORRY

SENIOR VICE PRESIDENT, BEER FINANCE

CONSISTENT AND SUSTAINABLE

GROWTH, PROFITABILITY, AND CASH GENERATION

Volume growth + pricing increases + efficiency and cost initiatives expected to offset expansions' depreciation and fixed costs + inflation to drive positive operating leverage near-term and maintain profitability over medium-term



	SUSTAINABLE NET SALES GROWTH		BEST-IN-CLASS OPERATING MARGINS
ACHIEVED	**9.4% CAGR**	FY19-FY23	**39.7% Avg.**
TARGET	**~7-9% Annually**	FY24-FY28	**~39-40%**



Constellation Brands

CONTINUE TO TARGET ~7-9% ANNUAL
NET SALES GROWTH OVER THE NEXT FIVE YEARS



FY24 Revised Guidance
~8-9% Growth

9.4% CAGR

Target ~7-9%
Annual Growth
FY24 – FY28



KEY GROWTH DRIVERS

1 Continued growth of core brands

2 Contributions from consumer-led innovation (Flavors & Betterment)

3 Consistent ~1-2% annual average price increases

BEST-IN-CLASS ~39-40% OPERATING MARGIN
STILL EXPECTED ON AVERAGE OVER NEXT FIVE YEARS



ANNUAL MARGINS AFFECTED BY VARIABLES BUT AVERAGE EXPECTED TO REMAIN WITHIN TARGETED RANGE



Margin favorability FY19-FY22 driven by materials costs, FX impact, glass joint venture, and optimization projects

Material costs and general inflation impacts expected to be mitigated though renegotiation with suppliers and cost savings agenda

TARGET ~39-40% OPERATING MARGIN

IMPLIED FY24 GUIDANCE

KEY MARGIN VARIABLES

DRIVERS
- Volume growth
- Annual pricing increase
- Cost / ops. efficiencies

DRAGS
- Incremental capacity depreciation
- COGS inflation

OTHER FACTORS
- Marketing investment
- SG&A
- MXN-USD FX rate

PROACTIVE EFFICIENCY AND COST INITIATIVES EXPECTED TO MITIGATE INFLATION AND DEPRECIATION IMPACTS

EFFICIENCY AND COST SAVINGS INITIATIVES

Optimization of operations and supply chain intended to continue being a key driver of margin improvement

Procurement Negotiations	Logistics & Integrated Planning Enhancements

Cross-functional Collaboration

Initiatives expected to deliver at least $300M in savings FY24-FY28

MATERIALS, LOGISTICS, AND LABOR INFLATION

After experiencing elevated inflation over last 2 years, expect to return to prior historical levels in next 4 years

FY19 – FY22	FY23 – FY24	FY25 – FY28
FY19 and FY20 **Low-single digits**	FY23 **Low to mid-teens**	FY25 – FY28 **Low-single digits**
FY21 **Low to mid-single digits**	FY24 **High-single digits to low-teens**	
FY22 **Mid to high-single digits**		

INCREMENTAL DEPRECIATION

Total annual depreciation ~3.5-4% of net sales

Incremental depreciation reflective of new brewery expansion and facilities starting production

$285M

FY23	FY24	FY25	FY26	FY27	FY28

TARGETED, EFFICIENT MARKETING INVESTMENTS AND DISCIPLINED APPROACH TO SG&A

KEY INITIATIVES

MARKETING

Still expecting marketing investment growth at 8% CAGR for FY24 - FY28 but anticipate higher effectiveness to reduce marketing spend relative net sales to ~9%

BRAND PRIORITIZATION
Grow icons & next wave investment, moderate investment in seed brands

EFFICIENCIES
Leverage buying power, target geographies and demographics, and optimize balance of channels



OTHER SG&A

Expect to realize SG&A leverage shifting from ~5-6% of net sales in FY19 - FY23 to ~4-5% of net sales in FY24 - FY28

DISCIPLINED INVESTMENTS
Net sales growth projected to outpace organizational growth as category management and supply chain optimization investments setup to support higher productivity from sales and administrative teams



PATH TO SUSTAINED BEST-IN-CLASS

BEER OPERATING MARGINS



FY24:
HSD% COGS Growth
FY25-FY28:
LSD% COGS Growth net of
Cost Savings
~1-2%
Annual Pricing
38.3%
LSD - HSD%
COGS
Growth
~$300M
Cost Savings
~3.5 - 4%
Depreciation
% of Net Sales
~9%
Marketing
% of Net Sales
~4 - 5%
Other
SG&A %
of Net Sales
~39-40%
TARGET
FY23
FY28

Constellation Brands

BREWERY EXPANSION TO SUPPORT
BEER GROWTH MOMENTUM



~$1B
PER FY24 GUIDANCE

~$4B
TOTAL BEER CAPEX
FY24 – FY28

FY24   FY25   FY26   FY27   FY28

Constellation Brands

DELIVERING ENHANCED GROWTH AND PROFITABILITY

We expect sustainable net sales growth of 7-9% combined with ongoing optimizations efforts and disciplined investment back into the business to deliver enhanced growth and profitability

	FY19 – FY23		FY24 – FY28
NET SALES	**9.4%** CAGR	**$31.1B** TOTAL	**~7 – 9%** GROWTH ANNUALLY
OPERATING INCOME	**39.7%** MARGIN	**$12.3B** TOTAL	**~39 – 40%** MARGIN
DEPRECIATION	**3.7%** OF NET SALES	**$1.1B** TOTAL	**~3.5 – 4.0%** OF NET SALES
CAPITAL EXPENDITURE	**$3.6B** TOTAL		**~$4B** TOTAL

Constellation Brands



INVESTOR DAY 2023


Constellation Brands

ROBERT HANSON

PRESIDENT WINE & SPIRITS

WINE & SPIRITS BUSINESS

Constellation Brands

FY24 GUIDANCE
REVISED ORGANIC NET SALES OUTLOOK, MAINTAINED OPERATING MARGIN



(2)-(1)%
REVISED ORGANIC NET SALES DECLINE

2-4%
MAINTAINED OPERATING INCOME GROWTH

NET SALES DRIVERS

- Mature Canadian, Australia, New Zealand, and Italian markets performing similarly to decelerating U.S. wholesale market
- Competitor pricing environment putting pressure on full pricing realization
- Changes in Canadian Liquor Control Board inventory regulation driving destocking

MARGIN DRIVERS

- Positive price and mix across higher-end portfolio
- Sustained market outperformance of higher-end portfolio
- Return-focused marketing and SG&A leverage
- Distributor contractual performance obligations

Constellation Brands

OUR KEY HIGHLIGHTS FOR YOU TODAY

1 Our strategic portfolio actions have premiumized our business and we expect **our higher-end brands to be an even larger part of our mix and drive growth**

2 We have diversified our route-to-market beyond U.S. wholesale and expect **our DTC and international efforts to deliver growth outperformance**

3 The optimization and efficiency initiatives underway across our business are expected to **deliver margin enhancement while supporting our higher-end shift**

4 We are committed to achieving our medium-term financial targets of **~1 - 3% net sales growth and ~25 - 26% operating margins**

Constellation Brands

OUR STRATEGIC FOCUS IS THE
FOUNDATION OF OUR FUTURE SUCCESS

Largest premium still wine producer globally with omni-channel route-to-market capabilities

FY23

~27M CASES SOLD

~21% OF CONSTELLATION BRANDS NET SALES

~16% OF CONSTELLATION BRANDS OPERATING INCOME



Runway For Growth
Powerful, Iconic Brand Portfolio
Best-in-Class Talent
OUR VISION
To be the preeminent higher-end wine and spirits portfolio with leading brand building and global omni-channel capabilities
Superior Offering
Structural Economics
Valuable Asset Base
Proven M&A Track Record
Omni-channel Capabilities

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

OUR TRANSITION TO A HIGHER-END PORTFOLIO AND A GLOBAL OMNI-CHANNEL ROUTE-TO-MARKET REQUIRES

A DIFFERENT APPROACH TO TRACK OUR BUSINESS

Circana tracked channel data is constrained in the tracking of fine wine and craft spirits brands

Circana tracked channels remain relevant to assess directional performance of mainstream and premium wine brands; IWSR & NABCA are sourced for our higher-end wines and spirits globally; and Sovos ShipCompliant is sourced for DTC

CIRCANA COVERAGE
STZ WINE & SPIRITS BUSINESS


Total W&S 48%
Total Wine 52%
Mainstream & Premium Wine 54%
Fine Wine 23%
Total Spirits 28%
Mainstream Spirits 29%
Craft Spirits 20%

CIRCANA COVERAGE
STZ WINE BRANDS


Woodbridge 62%
Cook's 62%
Vint 57%
Ruffino 46%
Meiomi 44%
Kim Crawford 40%
Unshackled 38%
SIMI 34%
RMW 26%
Saldo 20%
The Prisoner 17%
MT Veeder 14%
Harvey & Harriet 10%

CIRCANA COVERAGE
STZ SPIRITS BRANDS


SVEDKA 29%
High West 14%
Austin Cocktails 11%
Mi Campo 10%
Belle Meade 10%
Nelson's Bros Bourbon 10%
Casa Noble 5%
Copper & Kings 4%

Constellation Brands

OUR STRATEGY IS ALIGNED TO
KEY CONSUMER-LED TRENDS

PREMIUMIZATION

U.S. Wine & Spirits Categories
$ Sales Growth (IWSR)

WINE CATEGORY



8%
1%
4%
-3%
10-YEAR HISTORICAL CAGR
5-YEAR FORECAST CAGR

SPIRITS CATEGORY

10%
2%
6%
0%
10-YEAR HISTORICAL CAGR
5-YEAR FORECAST CAGR

Lower-end Higher-end

DTC + DIGITAL

DTC shipment value CAGR of >12%
of total winery sales in U.S.

DTC VALUE

12.3%

CAGR
(CY12 – CY22)



BETTERMENT

Growth in the Better-for-You Category
in the U.S.

25%

CAGR
(CY19 – CY22)



SIMI
Brightful
KIM CRAWFORD
ILLUMINATE
70
Sauvignon Blanc
MEIOMI
BRIGHT
PINOT NOIR

INTERNATIONAL MARKET GROWTH

Wine Industry CAGR
(CY12-CY22)

1.4%

CAGR
GLOBAL

FLAT CAGR
APAC

2% CAGR
EMEA

10% CAGR
LATAC

2% CAGR
CANADA

Source: IWSR (High-End Wine >= $14.50; Low-End Wine < $14.50; High-End Spirits >= $22.00; Low-End Spirits <$22) and International, Circana: Betterment, DTC: Sovos ShipCompliant

Constellation Brands

LEVERAGING CATEGORY PREMIUMIZATION, WE HAVE RESHAPED OUR BUSINESS TO

A HIGHER-END AND HIGHER-VALUE PORTFOLIO

WINE & SPIRITS PORTFOLIO (FY19)



LUXURY ($30+)

High West Distillery, Schrader, The Real McCoy, Mi Campo, Robert Mondavi Winery, The Prisoner Wine Co., Inniskillin, Jackson-Triggs, Mount Veeder Winery

AFFORDABLE LUXURY ($15)

Kim Crawford, Meiomi Flavor Forward, Cooper & Thief Cellarmasters, Ruffino Estates, SIMI

ACCESSIBLE ($11-)

7 Moons Red Blend, Paso Creek, Black Box Premium Wines, Manischewitz, Robert Mondavi Private Selection, Selaks, Monkey Bay, Red guitar, Toasted Head, Nobilo Pure New Zealand, Ravage, The Hogue Cellars, Tom Gore Vineyards, Diseño, Rex-Goliath, Black Velvet, Clos du Bois, Mark West, MacNaughton Canadian Whisky, Estancia Vineyards, Simply Naked, Arbor Mist, Heaven Hill Est Distillery 1935, Vendange, Blackstone, Woodbridge, Svedka Vodka, Cook's California Champagne, J. Roget American Champagne, McMaster's Canadian, Paul Masson Grande Amber Brandy, Wild Irish Rose

Lower-end, volumetric portfolio

WINE & SPIRITS PORTFOLIO (FY23 AND BEYOND)



LUXURY ($30+)

Schrader, Robert Mondavi Winery, My Favorite Neighbor, Lingua Franca, The Prisoner, Booker, Saldo, Domaine Curry, Nelson's Greenbrier Tennessee Whiskey, harvey & harriet, Copper & Kings American Brandy, Unshackled, Mount Veeder Winery, Mi Campo, Ruffino Estates, Blindfold, Double Diamond, Austin Cocktails, High West Distillery

AFFORDABLE LUXURY ($15)

Meiomi Flavor Forward, Ruffino Lumina, Kim Crawford, SIMI

ACCESSIBLE ($11-)

Cook's California Champagne, Vint, Svedka Vodka, J. Roget American Champagne, Woodbridge

STRATEGICALLY REMAIN IN THE OVERALL PORTFOLIO TO SUPPORT OUTSIZED INVESTMENT IN OUR LUXURY BRANDS

Higher-end, higher-value portfolio

Source: Constellation Brands data, analyses, and plans.

CAM PROFITABILITY ANALYSIS REINFORCES OUR HIGHER-END PORTFOLIO HAS
FURTHER GROWTH AND SCALE MOMENTUM



BUBBLE SIZE: FY28 CAM ($M)

FINANCIAL ATTRACTIVENESS — HIGHER / LOWER

STRATEGIC ATTRACTIVENESS — LOWER / HIGHER

HARVEY & HARRIET
MEIOMI
CASA NOBLE
COPPER & KINGS
TO KALON VINEYARD COMPANY
ROBERT MONDAVI WINERY
KIM CRAWFORD
BOOKER
HIGH WEST
RUFFINO
MFN
SCHRADER
UNSHACKLED
DOUBLE DIAMOND
LUMINA
THE PRISONER
BLINDFOLD
MOUNT VEEDER
NELSON'S GREEN BRIER
AUSTIN COCKTAILS
LINGUA FRANCA
MI CAMPO
SIMI
VINT
J ROGET
COOKS
SVEDKA
WOODBRIDGE

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

PREMIUMIZATION STRATEGY IS SUCCESSFUL

**From FY19-FY23, our premiumization has enabled our total business to outperform the category;
Our higher-end shift will continue**

STZ W&S BUSINESS PERFORMANCE VS SELECT COMPETITORS



Legend:
- STZ W&S Business
- STZ W&S Brands Above $15
- STZ W&S Brands Below $15
- Peer Average[1]

SHIFT IN STZ W&S BUSINESS NET SALES MIX



Legend:
- % Above $15
- % Below $15

FY19: 42% / 58%
FY23: 63% / 37%
FY28: MID-70s% / MID-20s%

[1] Net Sales Weighted Peer Average of Treasury Wine Estates, Gallo, Duckhorn Portfolio, and Beam Suntory; 2019 peer group average excludes Gallo as growth rate unavailable; sources public filings and market research estimates for competitors. Three wine portfolios and one spirits portfolio included in competitive set to reflect CBI's ~85% Wine and ~15% Spirits mix.

Constellation Brands

WE HAVE A PROVEN AND SUCCESSFUL
M&A AND INNOVATION TRACK RECORD

M&A TRACK RECORD

**Proven ability to integrate
and scale acquisitions**

NET SALES CAGR SINCE ACQUISITION[1]

MEIOMI WINES   **+13%** FY17 - FY23

The Prisoner   **+16%** FY18 - FY23

HIGH WEST DISTILLERY · PARK CITY · UTAH   **+29%** FY17 - FY23

Schrader DOUBLE DIAMOND   **+9%** FY19 - FY23

   **+121%** FY23

MY FAVORITE NEIGHBOR

INNOVATION / ORGANIC GROWTH

**Net sales from NPD over last three years
represents 7% of our FY23 organic net sales**

NET SALES CAGR OVER RECENT PERIODS[2]

BETTERMENT

KIM CRAWFORD **ILLUMINATE**   **+138%** FY21 - FY23

MEIOMI BRIGHT   **+46%** EXPECTED THROUGH FY24

SHOULDER EXTENSIONS

 *The Prisoner* WINE CO.   **+46%** FY21 - FY23

READY-TO-SERVE TEQUILA **Mi CAMPO**   **+52%** EXPECTED THROUGH FY24

[1] Net Sales CAGR from first full year since acquisition date to FY23.
[2] Meiomi Bright and Mi Campo RTS CAGRs include full-year growth estimate for FY24 as both brands launched within FY23.

Constellation Brands

SHIFTING OUR GEOGRAPHIC AND CHANNEL MIX

To emphasize international and DTC growth aligned with consumer preferences and category tailwinds

SHIFT IN STZ W&S BUSINESS NET SALES MIX



8%
2%
90%
10%
4%
86%
MID-TEENS
MID-TEENS
LOW 70s%
FY19
FY23
FY28
International
DTC
U.S. Wholesale and Other

NET SALES GROWTH



4%
2%
1%
0.1%
FY19 - FY23 STZ % CHG
FY19 - FY23 Industry % CHG
FY24 - FY28 STZ % CHG
FY24 - FY28 Industry % CHG
U.S. WHOLESALE
17%
5%
30%
3%
FY19 - FY23 STZ % CHG
FY19 - FY23 Industry % CHG
FY24 - FY28 STZ % CHG
FY24 - FY28 Industry % CHG
DTC
2%
0.4%
9%
2%
FY19 - FY23 STZ % CHG
FY19 - FY23 Industry % CHG
FY24 - FY28 STZ % CHG
FY24 - FY28 Industry % CHG
INTERNATIONAL

CBI is actual and long-range plan; 2) Market: IWSR for wholesale and international, Sovos ShipCompliant for DTC

Constellation Brands

OUR GLOBAL OMNI-CHANNEL STRATEGY

POSITIONS US FOR FUTURE GROWTH

US WHOLESALE

Scaling underpenetrated channels

- Built key account plans for top 10 key national accounts
- Plan to shift mix to underpenetrated channels
  - General market off-premise share of mix +500Bps
  - On-premise share of mix +600Bps
  - 3-tier ecommerce share of mix +200bps


HIGH WEST WHISKEY
DOUBLE RYE!

DTC

Optimizing multi-channel DTC capability

Hospitality: Investing in key visitor centers and scaling corporate, private and trade

- ~10% net sales CAGR and 60%+ gross margin

Ecommerce: Investing in underdeveloped channel, affiliate marketing, and personalization

- ~Mid-40s% net sales CAGR and 40%+ gross margin

Loyalty: Category-leading wine club, corporate and events strategy delivering

- ~Mid-40s% net sales CAGR and 55%+ gross margin


Welcome to the
Robert Mondavi® x Bernardaud®
NFT Collection

INTERNATIONAL

Key cities strategy driving meaningful, profitable net sales growth

- Shift toward higher-end portfolio in FY20-FY23 resulted in 38% operating income growth
- $200M net sales poised to double in the medium-term
- Higher-end wine portfolio expected to represent >90% of mix from 65% today


EMEA
CBI: +10%
VS. MARKET: +1%
CANADA
CBI: +6% VS. MARKET: +3%
ASIA
CBI: +13% VS. MARKET: +6%
LATAC
CBI: +9% VS. MARKET: +2%
NZA
CBI: +6% VS. MARKET: +2%
MATURE
EMERGING

Source: Constellation Brands data, analyses, and plans.

OUR STRATEGY SUPPORTS AND IS ALIGNED TO
OUR MEDIUM-TERM ALGORITHM



~1-3%
NET SALES GROWTH

~25-26%
OPERATING MARGIN

NET SALES DRIVERS

- **Higher-End Brand and Product Mix**
- **Innovation**
- **U.S. Wholesale National Accounts, General Market, On-Premise and 3TE Penetration**
- **Combined DTC & International Double-Digit Growth**

MARGIN DRIVERS

- **Consumer-Led Premiumization**
- **End-To-End Supply Chain**
- **Cost Optimization**
- **Optimized Marketing**

Constellation Brands


Constellation Brands

MATT McHARGUE

SENIOR VICE PRESIDENT
BRAND MANAGEMENT

SAM GLAETZER

SENIOR VICE PRESIDENT
GLOBAL OPERATIONS & INTERNATIONAL SALES

PORTFOLIO & OMNI-CHANNEL ROUTE-TO-MARKET OUTLOOK

Constellation Brands

OUR HIGHER-END PORTFOLIO AND KEY BRANDS HAVE OUTPERFORMED

FY23 CIRCANA $ SALES GROWTH



5.5%
1.0%
14.0%
2.6%
HIGHER-END WINE
HIGHER-END SPIRITS
STZ Higher-end Portfolio
Category Segment
10.3%
9.3%
1.7%
10.1%
-5.2%
10.6%
4.4%
30.1%
2.6%
PREMIUM WINE
FINE WINE
HIGHER-END SPIRITS
Meiomi
Kim Crawford
Category Segment
The Prisoner
Category Segment
High West
Casa Noble
Mi Campo
Category Segment

Source: W&S FY23 results, Market - Circana

CONTINUING THE SUCCESS OF OUR HIGHER-END WINE BRANDS

THE PRISONER WINE COMPANY NOW

GROWTH
30% CAGR
FY19 - 23 (U.S. NET SALES)

PROFITABILITY
62% GROSS MARGIN
FY23



#1
SUPER LUXURY
RED BLEND
(THE PRISONER)
IN U.S.

#1
LUXURY
RED BLEND
(UNSHACKLED)
IN U.S.

#1
SUPER LUXURY
ZINFANDEL
(SALDO)
IN U.S.

BUILDING UPON OUR SUCCESSFUL HOUSE OF BRANDS INNOVATION STRATEGY



The Prisoner WINE CO.

OPTIMIZE		ACCELERATE	
The Prisoner	**UNSHACKLED**	**SALDO**	**BLINDFOLD**
DRIVERS	**DRIVERS**	**DRIVERS**	**DRIVERS**
• Volume: +Mid 20s%	• Volume: +Low 30s%	• Volume: +High Teens%	• Volume: + >100%
• Net Sales: +Mid 20s%	• Net Sales: +Mid 30s%	• Net Sales: +Mid 20's%	• Net Sales: + >100%
• Price/Mix: +LSD%	• Price/Mix: +MSD%	• Price/Mix: +MSD%	• Price/Mix: +HSD%
• Distribution: +Mid Teens%	• Distribution: +Low 30s%	• Distribution: +MSD%	• Distribution: + >70%
• Velocity: +HSD%	• Velocity: +MSD%	• Velocity: +Low Teens%	• Velocity: +Mid 20s%
• Innovation: +MSD% annually	• Innovation: +MSD% annually	• Innovation: +LSD% annually	• Innovation: +Mid Teens% annually

The Prisoner and Blindfold are market makers leading ACV penetration

Unshackled has significant opportunity with 88% of Decoy penetration gap

Saldo targeting to maintain lead over Rombauer Zinfandel penetration

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

CONTINUING THE SUCCESS OF OUR HIGHER-END WINE BRANDS

Continued success in our market leading and incremental betterment innovation

MEIOMI®

GROWTH
15% CAGR
FY19 - 23 (U.S. SALES)

PROFITABILITY
60% GROSS MARGIN
FY23

DRIVERS

- Volume: +LDD%
- Net Sales: +High Teens%
- Price/Mix: +MSD%
- Distribution: +MSD%
- Velocity: +LSD%
- Innovation:+MSD% annually
- Penetration: Close distribution gap to Josh



MEIOMI
MEIOMI
MEIOMI
MEIOMI
MEIOMI

#1 ULTRA-PREMIUM WINE BRAND IN THE U.S.

#1 PINOT NOIR IN U.S.

#5 ULTRA-PREMIUM CHARDONNAY IN U.S.

BUYER OVERLAP



94%
3%
3%

50%

of Meiomi Bright PN Buyers bought Meiomi Bright PN exclusively and not Meiomi PN

KIM CRAWFORD

GROWTH
14% CAGR
FY19 - 23 (U.S. SALES)

PROFITABILITY
56% GROSS MARGIN
FY23

DRIVERS

- Volume: +LDD%
- Net Sales: +Low 20s%
- Price/Mix: +HSD%
- Distribution: +MSD%
- Velocity: +LSD%
- Innovation: +MSD% annually
- Penetration: Close distribution gap to Josh



#1 NEW ZEALAND WINE BRAND IN THE U.S.

#1 SAUVIGNON BLANC IN U.S.

#3 SUPER PREMIUM PROSECCO IN U.S.

BUYER OVERLAP



79%
7%
14%

65%

of KC Illuminate SB Buyers bought KC Illuminate SB exclusively and not KC SB

Source: Circana; ShopperLoyaltyPanel; All Shopper Loyalty Venues; 52 weeks ending August 13, 2023.
Source: Constellation Brands data, analyses, and plans.

CONTINUING THE SUCCESS OF OUR HIGHER-END WINE BRANDS

TEQUILA – CASA NOBLE | MI CAMPO

CASA NOBLE TEQUILA



DRIVERS

- Volume: + >40%
- Net Sales: + >50%
- Price/Mix: + HSD%
- Distribution: + 20s%
- Velocity +Mid-Teens%
- Innovation: +MSD% annually
- Penetration: Close distribution gap to Don Julio

TOP TRENDING TEQUILA IN U.S.



CASA NOBLE

TEQUILA Mi CAMPO

DRIVERS

- Volume: + >100%
- Net Sales: + >100%
- Price/Mix: +MSD%
- Distribution: + >50%
- Velocity: +30s%
- Innovation: +Low Teens% annually
- Penetration: Close distribution gap to Espolon

59%
DEPLETION GROWTH IN FY23



Mi CAMPO

COMBINED GROWTH
19% CAGR
FY19 - 23 (U.S. SALES)

COMBINED PROFITABILITY
43% GROSS MARGIN
FY23

WHISKEY – HIGH WEST

DRIVERS

- Volume: +30s%
- Net Sales: +Mid 30s%
- Price/Mix: +MSD%
- Distribution: +LDD%
- Velocity: +Mid-Teens%
- Innovation: +MSD%
- Penetration: Close distribution gaps to Basil Hayden & Angel's Envy

#3
HIGHER-END AMERICAN RYE WHISKEY IN U.S.



HIGH WEST
HIGH WEST
BOURBON
HIGH WEST
CAMPFIRE

GROWTH
21% CAGR
FY19 - 23 (U.S. SALES)

PROFITABILITY
57% GROSS MARGIN
FY23

Source: Constellation Brands data, analyses, and plans.

TRANSFORMING OUR MAINSTREAM BRANDS
SVEDKA AND WOODBRIDGE

SVEDKA

Returning to SVEDKA's original essence: PURE SEDUCTION

Targeting LDD net sales growth, beating price segment, and improving margin from Mid 40s% to 50s%

FROM

- Unfocused and dilutive flavor innovation
- Mainstream and commoditized vodka

TO

- Focused and elevated 80 Proof & SVEDKA Martini Collection
- Distinctive affordable luxury vodka
- Channel growth in on-premise, liquor, key states and cities

WOODBRIDGE

Transforming into a modernized & accessible wine brand

Hold share in a declining market segment

FROM

- Traditional mainstream wine brand
- Heritage sensory misaligned with target consumer expectations
- Margin-dilutive at low 20% GP

TO

- Contemporary broadly appealing wine brand
- Sweeter sensory aligned with target consumer preferences
- Channel growth in grocery and convenience
- Margin improvement to Mid 20s% GP






Source: Constellation Brands data, analyses, and plans.

Constellation Brands

STRENGTHENING OUR POSITION
IN MATURE U.S. WHOLESALE MARKET

FOCUSED ON UNDERPENETRATED CHANNELS OUTPERFORMING TOTAL U.S. WHOLESALE

- Ultra-Premium grow HSD; Mainstream decline MSD
- Core SKU ACV to 85-90% from 60-65%
- Triple shoulder SKUs ACV from >20% to >60%
- RGM driving 50-100bps of annual pricing
- Targeting innovation growing at HSD% annually

KEY ACCOUNT PLANS IN PLACE FOR ALL NATIONAL CUSTOMERS















Kroger, Safeway, Walmart, Albertsons, Total Wine & More, Costco Wholesale, Target

GROW GENERAL MARKET >500BPS GROW ON-PREMISE >600BPS













Marriott, Hilton Worldwide, Darden, P.F. Chang's, Omni Hotels, Landry's

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

OUR OMNI-CHANNEL STRATEGY
POSITIONS US FOR GROWTH AHEAD

Our new cross-channel DTC strategy drove +29% growth in FY23 through brand awareness, recurring net sales, customer engagement, and first-person data; optimizing this strategy aims to sustain ~20-30% net sales CAGR



HOSPITALITY

- Net Sales +>10%

- Gross Margin >60%

- Capex for Robert Mondavi Winery, The Prisoner, Lingua Franca, High West, Nelson's Green Brier and Casa Noble

- Scaling corporate, private and trade events

- High avg. order value: Tasting Room >$300

ECOMMERCE

- Net Sales +>40%

- Gross Margin >40%

- Accelerating affiliate marketing and personalization

LOYALTY

- Net Sales +>40%

- Gross Margin >55%

- Enhancing personalization across Wine Club, Corporate, Ambassador Programs, Events

- High Club avg. order value of >$250 | Corporate >$600



Constellation Brands

TARGETING OUTSIZED GROWTH WITH
OUR INTERNATIONAL STRATEGY

Scaling our international business with prioritized markets and brands to deliver strong growth

$200M NET SALES → **DOUBLE MEDIUM-TERM**

FINE WINE FOCUS	FULL FINE / ULTRA-PREMIUM WINE AND CRAFTS SPIRITS PORTFOLIO
• Prioritize fine wine investment • Launch craft spirits in key markets • Develop ecommerce, DTC in key markets • Implement global RTM, shift to net pricing	• Invest in ultra-premium wine portfolio • Accelerate growth of fine wine • Global brand management • Grow cross-functional process

PRIORITIZING OUR HIGHER-END BRANDS

We are strategically focused on expanding our higher-end brands across our targeted international markets



21%
International Markets Net Sales (FY23)
79%
10% or Below
International Markets Net Sales (FY28)
90+%
Premium +
Mainstream

Source: Constellation Brands data, analyses, and plans.

OUR KEY CITIES EXPANSION STRATEGY
PROVIDES FOCUS AND RUNWAY FOR GROWTH

OUR GLOBAL FOOTPRINT PROVIDES OPPORTUNITY IN HIGHER-GROWTH EMERGING MARKETS AND RUNWAY TO FURTHER SCALE MORE MATURE MARKETS



EMEA
CBI: +10% VS. MARKET: +1%

CANADA
CBI: +6% VS. MARKET: +3%

ASIA
CBI: +13% VS. MARKET: +6%

LATAC
CBI: +9% VS. MARKET: +2%

NZA
CBI: +6% VS. MARKET: +2%

● Mature   ● Emerging

Expect HSD annual growth in international business for FY25-FY28 (outpacing expected average LSD growth for corresponding markets)

OUR FOCUSED CITY GROWTH STRATEGY

Identify Cities — Cities with high growth and premium potential

Identify Accounts — Analyze key competitors and distributors

Map Consumer & Portfolio Ops — Develop marketing around key luxury target groups

Focus On Distributor Capability — Assess distributor capability and route-to-market

Consumer Engagement — Develop ambassador / influencer network

Constellation Brands



Constellation Brands

SAM GLAETZER

SENIOR VICE PRESIDENT
GLOBAL OPERATIONS & INTERNATIONAL SALES

LISA BROWN

SENIOR VICE PRESIDENT SUPPLY CHAIN

OPERATIONS & SUPPLY CHAIN OUTLOOK

Constellation Brands

OUR GLOBAL TERROIR AND PRODUCTION DIVERSIFICATION ENABLES ASSET OPTIMIZATION AND RISK MITIGATION

CALIFORNIA AVAS

REGION	CBI BRAND PORTFOLIO
NAPA	*The Prisoner* · Schrader · DOMAINE CURRY · MOUNT VEEDER WINERY · RV · DOUBLE DIAMOND / ROBERT MONDAVI WINERY
SONOMA	*The Prisoner* · BLINDFOLD · SALDO · SIMI · DOMAINE CURRY
PASO ROBLES	BOOKER VINEYARD · *The Prisoner* · harvey & harriet · MY FAVORITE NEIGHBOR
SAN LUIS OBISPO	harvey & harriet · MY FAVORITE NEIGHBOR
CENTRAL VALLEY	SALDO · SIMI · WOODBRIDGE®
CENTRAL COAST	SIMI · UNSHACKLED · MEIOMI® · Vint
NORTH COAST	SALDO · SIMI

REST OF WORLD AVAS

REGION	CBI BRAND PORTFOLIO
ITALY	RUFFINO ESTATES · RUFFINO · LUMINA PRODUCT OF ITALY · KIM CRAWFORD PROSECCO
AUSTRALIA / NEW ZEALAND	SALDO · KIM CRAWFORD
OREGON	LINGUA FRANCA
FRANCE	KIM CRAWFORD ROSE







Constellation Brands

OUR ASSET ALLOCATION IS ALIGNED WITH
MIX SHIFTS THAT SUPPORT HIGHER RETURNS



HISTORICAL GRAPE ALLOCATION

FORECASTED GRAPE ALLOCATION

High-End
Premium
Mainstream

FY19: 6% / 26% / 68%
Current Year: 15% / 64% / 21%
FY28: ~35% / ~55% / ~10%

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

WE HAVE WIDE-RANGING OPERATIONAL AND SUPPLY CHAIN EFFICIENCY INITIATIVES

SUSTAINABLE DESIGN ACCELERATION + SKU RATIONALIZATION

+50-75 BPS GROSS PROFIT MARGIN EXPANSION OPPORTUNITY

INITIAL PHASE (FY23-FY24)		NEXT PHASE (STARTING FY25)	
COST SAVINGS **~$12-14M** CUMULATIVE	SCOPE **23 BRANDS**	COST SAVINGS **~$5-8M** CUMULATIVE	SCOPE **9 BRANDS**

LIGHTWEIGHT GLASS


KIM CRAWFORD
Sauvignon Blanc
SIMI
Chardonnay

CAPSULE REMOVAL


SALDO
PERL

CLOSURE OPTIMIZATION


MEIOMI
CABERNET SAUVIGNON

LABEL AND CORK OPTIMIZATION


ROBERT MONDAVI
PRIVATE SELECTION
CABERNET SAUVIGNON
WOODBRIDGE
Cook's

Source: Constellation Brands data, analyses, and plans.

WE HAVE WIDE-RANGING OPERATIONAL AND SUPPLY CHAIN EFFICIENCY INITIATIVES

PRODUCTION FACILITY & SUPPLY CHAIN NETWORK OPTIMIZATION

+25-35 BPS GROSS PROFIT MARGIN EXPANSION OPPORTUNITY

- Recommissioning Napa Bottling Center, insourcing our bottling capability to reduce cost 20% versus outsourcing

- Supply chain network rationalized from multi-location CA warehouses to Lodi and Chicago, driving a rate per case reduction of $0.11/case

- Further opportunity to optimize cellar capacity and supplement with third-party crush during variable harvest conditions



DISTRIBUTION CENTER ASSIGNMENT

25% WEST

LODI

CHICAGO

49% EAST COAST

26% MIDWEST / SOUTH

LDC
CHI

Constellation Brands

WE HAVE WIDE-RANGING OPERATIONAL AND SUPPLY CHAIN EFFICIENCY INITIATIVES

SPIRITS PRODUCTION AND DTC INSOURCING

+45-55 BPS GROSS PROFIT MARGIN EXPANSION OPPORTUNITY

- Spirits production optimization by relocating High West bottling and insourcing components of SVEDKA production; $7-10M annual savings opportunity

- Joint investment in Tequila capacity to scale the tequila portfolio with production benefits driving 25% ROIC

- Insourcing supply chain for Schrader results in $1-1.5M average annualized savings, implying $7-10M cumulative opportunity when scaled across DTC portfolio

SVEDKA Dry Goods & Product Optimization

- $1-1.5M annualized savings from FY26

- $22M in capex cost avoidance via 3rd party business model



CURRENT 80P　　**FUTURE 80P AND FLAVORS**

DTC Internalization - Schrader Example

- In FY24 Schrader DTC was insourced to Lodi Distribution Center

- Annualized savings from $560K in FY24 to $1-1.5M FY25+

- Extending across total DTC implies $7-10M cumulative savings opportunity



Source: Constellation Brands data, analyses, and plans.

Constellation Brands



KEN METZ

SENIOR VICE PRESIDENT FINANCE

FINANCIAL OUTLOOK

Constellation Brands

COMMITTED TO ACHIEVING OUR

MEDIUM-TERM FINANCIAL TARGETS

Growth and operating leverage expected over the medium-term driven by mix and channel shift + pricing increases + efficiency and cost initiatives more than offsetting mainstream U.S. Wholesale headwinds + inflation

PIVOT TO NET SALES GROWTH	CONTINUED OPERATING MARGIN IMPROVEMENT
TARGET **~1-3%** ANNUALLY	TARGET **~25-26%**

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

TARGETING ~1-3% ANNUAL NET SALES GROWTH



FY24 UPDATED GUIDANCE (2)-(1)% DECLINE

TARGET ~1-3% ANNUAL GROWTH

$2.2B
$2.0B
$1.8B
$1.6B
$1.4B
$1.2B
$1.0B

FY23 | WINE DIVESTITURE | FY23 ORGANIC | FY24 | FY28



KEY GROWTH DRIVERS

1 Continued growth of higher-end brands

2 Contributions from higher growth DTC & International

3 Consistent ~1% annual average price increases

Constellation Brands

TARGETING ~25-26% OPERATING MARGINS

ANNUAL MARGINS AFFECTED BY VARIABLES BUT EXPECTED TO BE WITHIN TARGETED RANGE ON AVERAGE

Benefits from higher-end mix shift and efficiency and cost savings initiatives expected to offset general inflation
27%
26%
25%
24%
23%
22%
$(20)M CAM ADJ.
NEW TARGET ~25-26% OP. MARGIN
FY23
WINE DIVESTITURE
FY23 ADJ
FY24 IMPLIED GUIDANCE
FY25
FY26
FY27
FY28





KEY MARGIN VARIABLES

DRIVERS

- Continued mix shift to higher-end
- Annual pricing increase
- Cost / ops. efficiencies

DRAGS

- COGS inflation
- Depreciation

OTHER FACTORS

- Marketing investment
- SG&A
- EUR-USD | NZD-USD FX rates

Source: Constellation Brands data, analyses, and plans.

INCREASED PRODUCTIVITY
EXPECTED TO SUPPORT MARGIN EXPANSION

EFFICIENCY AND COST SAVINGS INITIATIVES

Optimization of operations and supply chain will continue being a key driver of margin improvement

Sustainable design acceleration	Spirits production and DTC insourcing	Production facilities optimization
Supply chain network optimization	Tail SKU and targeted low margin SKU rationalization	Other initiatives

Initiatives Expected to Deliver ~$125-150M in Cumulative Savings FY24-FY28

MATERIALS, LOGISTICS, AND LABOR INFLATION

After experiencing elevated inflation over last 2 years, expect to return to prior historical levels in next 4 years

AVERAGE ANNUAL INFLATION

FY19 - FY21	LSD
FY22 - FY24	HSD-LDD
FY25 - FY28	LSD-MSD

MAINTENANCE & HOSPITALITY INVESTMENTS DEPRECIATION

CAPEX TARGET ~$0.8B TOTAL FY24-FY28



FY24   FY25   FY26   FY27   FY28

■ Maintenance   ■ Organic growth

DEPRECIATION TARGET ~$85-105M ANNUALLY



FY24   FY25   FY26   FY27   FY28

Constellation Brands

EFFICIENT APPROACH TO
MARKETING INVESTMENTS AND SG&A

MARKETING

Expect marketing spend relative to net sales to decline to ~8-8.5% with greater alignment to higher-end portfolio but overall investment still above industry average



10%
9%
8%
7%
New target
marketing investments
~8 - 8.5% OF NET SALES
FY23
FY24
FY25
FY26
FY27
FY28

OTHER SG&A

Expect non-marketing SG&A spend relative to net sales to decline to ~14.5%, despite inflation



16%
15%
14%
13%
Return to
target SG&A spend
~14.5% OF NET SALES
FY23
FY24
FY25
FY26
FY27
FY28

Source: Constellation Brands data, analyses, and plans.

DELIVERING ENHANCED GROWTH AND PROFITABILITY

We expect sustainable net sales growth combined with ongoing margin expansion efforts and focused investment back into the business to support improved performance

	FY24	FY25 - FY28
NET SALES	~(2) – (1)% DECLINE	~1 – 3% GROWTH ANNUALLY
OPERATING INCOME	~2 – 4% GROWTH	~25 – 26% AVG. MARGIN
DEPRECIATION	~$80 - 85M	~$85 - 105M ANNUALLY
CAPITAL EXPENDITURE	~$0.2B TOTAL	~$0.6B TOTAL

Constellation Brands



INVESTOR DAY 2023



Constellation Brands

MIKE MCGREW

CHIEF COMMUNICATIONS, CSR & DIVERSITY OFFICER

ESG

Constellation Brands

EVOLVING OUR APPROACH
RAISING THE BAR OVER THE YEARS



CENTRALIZED RESPONSIBILITY



BOLSTERED SUPPORT



ELEVATED OVERSIGHT



EMBEDDED INTO BUSINESS PLANNING

EVOLVING OUR APPROACH

HONING OUR FOCUS

CONSUMER OBSESSED

CONSUMERS EXPECT MORE

BRANDS ALIGNED WITH VALUES AND PASSIONS

CREATE AND PROTECT VALUE FOR OUR BUSINESS









83%

OF CONSUMERS THINK COMPANIES SHOULD BE ACTIVELY SHAPING ESG BEST PRACTICES[1]

[1] PwC Consumer Intelligence Series June 2, 2021

Constellation Brands

CREATING A FUTURE WORTH REACHING FOR

1



SAFEGUARDING OUR ENVIRONMENT AND NATURAL RESOURCES

Improving water availability

Reducing greenhouse gas emissions

Commitment to waste reduction and circular packaging

2



ENHANCING SOCIAL EQUITY WITHIN OUR INDUSTRY AND COMMUNITIES

Championing professional development

Enhancing economic development

Fostering an inclusive culture

3



ADVOCATING FOR RESPONSIBLE BEVERAGE ALCOHOL CONSUMPTION

Ensuring responsible promotion and marketing

Empowering responsible alcohol consumption choices by LDA adults

Constellation Brands

IMPROVING WATER AVAILABILITY

EXCEEDED PREVIOUS TARGET OF
~1.1 BILLION GALLONS
OF WATER WITHDRAWAL RESTORATION
FROM FY23 TO FY25

NEW TARGET
5 BILLION GALLONS
OF WATER WITHDRAWAL RESTORATION
FROM FY23 TO FY25

Built 3 dams in agricultural district near Obregon Brewery which increased **irrigation efficiency from 88% to 92%**



Irrigation district projects expected to yield continued reduction of water loss and new water recovery plant at Obregon expected to provide **720 cubic meters of clean water per day**

Nava Brewery collaborated with local and state governments in Mexico **to improve water access for ~4,000 families in the city of Zaragoza**

Multi-year project with Pronatura to **restore the hydrological region** in the Serranía del Burro near Nava Brewery

Implemented new irrigation technologies to **enhance water efficiency at our California vineyards**

Multi-year investment with The Nature Conservancy to **support Global Resilient Watersheds program** in California's San Joaquin Valley

Constellation Brands

REDUCING WATER WITHDRAWALS AND
RESTORING IT TO LOCAL TO WATERSHEDS

In FY23 restored 50% of total water withdrawals through discharges and restoration efforts

■ Water Withdrawals ── Intensity Metric

29,006

23,669

9

7

~20% REDUCTION

MEGALITERS

30,000

25,000

20,000

15,000

10,000

5,000

0

INTENSITY

14

12

10

8

6

4

2

0

FY22

FY23



REDUCING GREENHOUSE GAS EMISSIONS

SCOPE 1 & SCOPE 2
GHG emissions continuing to work toward target of

~15% reduction by FY25

Maturing our
SCOPE 3
Data collection & analysis

SCOPE 1

Introduction of zero and low emission vehicles
across our facilities worldwide

Including over 80 vehicles added to the fleet
at our Obregon Brewery

Implementation of solar technology
at our Ruffino winery and
the Prisoner Wine Company

SCOPE 2

Transitioning energy procured to cleaner options
offered by suppliers available
to our breweries in Mexico

100% of electricity from renewable sources
at our Woodbridge winery

SCOPE 3

Enhancing processes and controls,
including to meet mandatory reporting
requirements and implemented
an upgraded Scope 3
data calculation methodology
to enhance data accuracy

Progress towards
**aligning with
science-based targets initiative**

Constellation Brands

COMMITMENT TO WASTE REDUCTION AND CIRCULAR PACKAGING

SEEK TO ATTAIN TRUE CERTIFICATION FOR ZERO WASTE[1]

BEER PACKAGE FORMAT MIX



Steel Kegs 3%

Aluminum Cans 37%

Glass Bottles 60%

WINE AND SPIRITS PACKAGE FORMAT MIX



Aluminum Cans 12%

Plastic 17%

Glass Bottles 71%

ENHANCED CIRCULAR PACKAGING TARGETED PLANS

1 Reduce ratio[2] of packaging weight to product weight by 10% across wine and spirits portfolio by end of FY25[3]

2 Ensure 80% of wine and spirits packaging is returnable, recyclable, or renewable

3 Replace hi-cone plastic rings with recyclable paperboard for all applicable 4-pack and 6-pack beer SKUs



1 True Certification for Zero Waste sought for key operating facilities which, for the purposes of this target, consist of our major production facilities (i.e., our breweries in Mexico and our U.S. wineries generating the vast majority of waste).

2 Total packaging weight vs weight of wine or spirits liquid.

3 From baseline fiscal year 2022 ratio of packaging weight to product weight in Wine & Spirits portfolio.

Constellation Brands

ENHANCING SOCIAL EQUITY
WITHIN OUR INDUSTRY

Female and minority led or founded

>$98M INVESTED SINCE FY19

DURHAM Distillery — TRADITIONAL SPIRITS of the NEW SOUTH

KERR CELLARS

SAPERE — we make bubbles

PRESS — PREMIUM ALCOHOL SELTZER

Archer Roose

4 of 5 previous venture investments outpacing their respective categories

AUSTIN COCKTAILS™


AUSTIN SMALL BATCH COCKTAILS
RUBY RED
VODKA
GRAPEFRUIT LIME & MINT
AUSTIN SMALL BATCH COCKTAILS
MOJITO
VODKA
CUCUMBER LIME & MINT
AUSTIN SMALL BATCH COCKTAILS
MARGARITA
TEQUILA
TRIPLE SEC BERGAMOT ORANGE & LIME

Full acquisition from ventures portfolio in FY23 and delivering +6% dollar sales CAGR in tracked channels since transaction

DOMAINE Curry



Continuing to invest in female and minority ventures in FY24

Constellation Brands

ENHANCING SOCIAL EQUITY
WITHIN OUR COMMUNITIES









INCARCERATED: 8 MILLION
SEGREGATED: 10 MILLION
TERRORIZED: 9 MILLION

THE RESURRECTION PROJECT

CY21 - CY23

$4.1M INVESTED









DRESS FOR SUCCESS®

eJi Equal Justice Initiative

UNIDOSUS

NATIONAL RESTAURANT ASSOCIATION EDUCATIONAL FOUNDATION

Constellation Brands

DIVERSITY, EQUITY AND INCLUSION

BOARD OF DIRECTORS[1]



33% **32%**

25% **22%**

FEMALE REPRESENTATION

ETHNIC DIVERSITY REPRESENTATION

■ Constellation Brands ■ S&P 500 Average

COMMITMENT TO DEI AT ALL LEVELS



1 **Global DEI strategy in place to drive** consistent efforts across the organization

2 **Over 60% employee engagement** in business resource groups[2]

3 **Executive team members directly involved** in DEI strategy and each sponsoring a business resource group

1 Diversity data is as of February 28, 2023, is based on self-disclosed information, and includes independent and non-management board members, which excludes Constellation Brands' CEO.
2 U.S. Full Time Salaried employees as of 8.31.23.

Constellation Brands

PROMOTING RESPONSIBLE
BEVERAGE ALCOHOL CONSUMPTION

RESPONSIBLE BEVERAGE ALCOHOL CONSUMPTION PROMOTIONS & MARKETING



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December 23, 2022

BETTERMENT LOW-ALCOHOL AND NON-ALCOHOL OPTIONS

From our breweries

Corona Light
Corona PREMIER
Corona NON-ALCOHOLIC
Cerveza Modelo Oro

From our wineries

MEIOMI® BRIGHT
EST. 1876 SIMI Brightful
WOODBRIDGE Sessions
KIM CRAWFORD ILLUMINATE

From our ventures

HOP WTR
KARMA® water
TÖST

Constellation Brands

EVOLVING OUR GOVERNANCE STRUCTURE

Significant governance enhancements introduced in the last year

RECLASSIFICATION OF CLASS B COMMON STOCK

Alignment of shareholder voting power and economic ownership

RETIREMENT OF PREVIOUSLY CONTROLLING SHAREHOLDER (ROB SANDS) AS BOARD CHAIR

Appointment of interim independent Chair

RESIGNATION OF CONTROLLING SHAREHOLDER (ROB SANDS) AS NON-VOTING BOARD COMMITTEE MEMBER

Sands Family waives any future non-voting Board committee participation

RETIREMENT OF TWO LONGEST TENURED NON-EXECUTIVE DIRECTORS

Retirements also resulted in appointment of new chairs for HR and CGN&R committees

APPOINTMENT OF TWO NEW INDEPENDENT DIRECTORS

Strong financial expertise, as well as CPG and retail sector experience

BOARD ADOPTED ANTI-PLEDGING POLICY FOR DIRECTORS AND EXECUTIVE OFFICERS

Capped carve-out for Sands Family and affiliated entities

Constellation Brands

CREATING A FUTURE WORTH REACHING FOR

1



SAFEGUARDING OUR ENVIRONMENT AND NATURAL RESOURCES

Improving water availability

Reducing greenhouse gas emissions

Commitment to waste reduction and circular packaging

2



ENHANCING SOCIAL EQUITY WITHIN OUR INDUSTRY AND COMMUNITIES

Championing professional development

Enhancing economic development

Fostering an inclusive culture

3



ADVOCATING FOR RESPONSIBLE BEVERAGE ALCOHOL CONSUMPTION

Ensuring responsible promotion and marketing

Empowering responsible alcohol consumption choices by LDA adults



INVESTOR DAY 2023



GARTH HANKINSON

CHIEF FINANCIAL OFFICER

FINANCIAL OUTLOOK

KEY FINANCIAL HIGHLIGHTS

1 **Enterprise-wide financial targets over the medium term**

- Mid to high single-digit net sales growth
- Operating income margin ~33-35%
- Low double-digit earnings per share growth[1]

2 **Commitment to consistent, disciplined capital allocation**

- Refined Beer Capex investment to ~$4B from FY24 - FY28
- Incremental $2B share repurchase authorization[2]
- Expect to achieve target ~3.0x[1] net leverage ratio during FY25


Modelo

Constellation Brands

[1] Excludes Canopy EIE
[2] $2B authorization approved by Board of Directors in November 2023.

ENTERPRISE NET SALES GROWTH TARGET OF ~6-8%

NET SALES OUTLOOK FY28 vs FY23

UPLIFT OF ~$3B - $4B



$15B
$12B
$9B
$9.5B
Enterprise
+8 - 9%
Beer Business
(2) - (1)%
Organic
Wine & Spirits
Business
+6 - 7%
Enterprise
Beer Business
+7 - 9%
Wine & Spirits
Business
+1 - 3%
Enterprise
+6 - 8%
FY23
FY24
FY28
FY24 GUIDANCE
FY25 – FY28 ANNUAL TARGETS

Constellation Brands

ENTERPRISE OP. INCOME MARGIN TARGET OF ~33-35%

OPERATING INCOME OUTLOOK FY28 vs FY23

UPLIFT OF ~$1.3B-$1.8B



$5B
$4B
$3B
$3.0B[1] Enterprise Operating Income
Beer Business ~6 - 7% Operating Income Growth
Wine & Spirits Business ~2 - 4% Operating Income Growth[2]
Corporate Expense ~(3)%
Enterprise ~5 - 7% Operating Income Growth
Beer Business Operating Margin ~39 - 40%
Wine & Spirits Business Operating Margin ~25 - 26%
Corporate Expense +LSD -MSD%
Enterprise Operating Margin ~33 - 35%
FY23
FY24
FY28
FY24 GUIDANCE
FY25 – FY28 ANNUAL TARGETS

[1] Comparable basis excluding Canopy EIE

[2] The year ended February 28, 2023 includes $19.5M of gross profit less marketing that are no longer part of the wine and spirits segment results due to the Wine Divestiture.

Constellation Brands

DILUTED EPS GROWTH TARGET OF LOW-DOUBLE DIGITS OVER MEDIUM TERM

FY25 – FY28

Enterprise Net Sales: ~6-8% Growth

BEER: ~7-9% GROWTH	WINE & SPIRITS: ~1-3% GROWTH
• Momentum of core and next wave brands • +1-2% average pricing	• Mix shift to higher-end | higher-end brands momentum • +1% average pricing

Enterprise Operating Income Margin: ~33-35%

WINE & SPIRITS: ~25-26% OPERATING MARGIN

BEER: ~39-40% OPERATING MARGIN

+ Operational efficiencies & savings	+ Marketing optimization & efficiencies	+ SG&A leverage
+|- FX & commodity trends	- Depreciation ramp-up	- Inflationary pressures

CORPORATE EXPENSE: +LSD-MSD% GROWTH

Ongoing investments in technology and talent

EFFECTIVE TAX RATE: ~20-22%	INTEREST EXPENSE: $450-600M

DILUTED EPS TARGET: +LDD% GROWTH

Constellation Brands

EXPECTED STRONG CASH GENERATION

& DISCIPLINED CASH USE

ANNUAL OPERATING CASH FLOW



LSD CAGR FY20 - FY24
Step up to LDD CAGR FY24 - FY28
$2.6B
$2.8B
$2.7B
$2.8B
$2.4 - 2.6B Guidance
FY20
FY21
FY22
FY23
FY24
FY28

CUMULATIVE OPERATING CASH FLOW



FY20 - FY23	FY24 - FY28
~$11B	~$15 - 17B

Committed to deploying cash in alignment with consistent capital allocation priorities



- Solid investment grade rating
- Dividend growth in-line with earnings
- Organic investments to support growth
- Share repurchases to enhance returns
- Tuck in acquisitions

Constellation Brands

NOTABLE CHANGE IN CAPITAL ALLOCATION
WITH CURRENT LEADERSHIP

SOURCES AND USES OF CASH



¹ Cash returns to shareholders includes dividends and share repurchases.

Constellation Brands

CAPITAL ALLOCATION PRIORITIES

SOLID INVESTMENT GRADE RATING	DIVIDEND GROWTH IN-LINE WITH EARNINGS	ORGANIC INVESTMENTS TO SUPPORT GROWTH	SHARE REPURCHASES TO ENHANCE RETURNS	TUCK IN ACQUISITIONS
Expect to achieve target of **~3.0x[1]** **net leverage ratio during FY25**	**Expect to maintain target of** **~30%** **annual dividend payout ratio[2]**	**Expect growth and maintenance CAPEX of** **~$5B** **across enterprise from FY24 to FY28**	**Total board authorization of** **~$2.8B for share buybacks now in place[3]**	**Disciplined and rigorous process to** **assess with strict criteria any M&A considered**

[1] Excludes Canopy EIE.

[2] Payout ratio defined as dividend per share divided by comparable basis earnings per share excluding Canopy EIE.

[3] $2B authorization approved by Board of Directors in November 2023; $0.8B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0 billion of the company's publicly traded common stock as of August 31, 2023.

Constellation Brands

A CONSIDERED APPROACH
TO CAPITAL ALLOCATION

SOLID INVESTMENT GRADE RATING	DIVIDEND GROWTH IN-LINE WITH EARNINGS	ORGANIC INVESTMENTS TO SUPPORT GROWTH	SHARE REPURCHASES TO ENHANCE RETURNS	TUCK IN ACQUISITIONS
Near-term Considerations	**Near-term Considerations**	**Near-term Considerations**	**Near-term Considerations**	**Near-term and Medium-term Considerations**
Interest Expense Reduction	Return vs Organic Investments	Mid-Teen IRR Threshold	Temporary Share Price and / or Market Dislocation	Fulfillment of Financial and Strategic M&A Criteria
Macroeconomic Backdrop	Return vs Share Repurchases	Return vs Share Repurchases and / or Dividends		Return vs Organic Investments and / or Share Repurchases and / or Dividends
Medium-term Considerations	**Medium-term Considerations**	**Medium-term Considerations**	**Medium-term Considerations**	
Credit Rating Impact	Dividend Payout Relative to Peers	Strategic Benefit to Business	External vs Internal Valuation	
Cost Of Capital Benefit			Return vs Organic Investments	

MAINTAINING A SOLID
INVESTMENT GRADE RATING

Revolver Capacity

Senior Notes

NET LEVERAGE RATIO[1]



SHIFT IN CAPITAL ALLOCATION PRIORITIES

~$3.2B OF DEBT REDUCTION

DEBT ISSUANCE DUE TO FINANCING OF CLASS B COLLAPSE

4.5X — FY19

3.9X — FY20

3.1X — FY21

3.1X — FY22

3.6X — FY23

3.5X — Q1 FY24

3.2X — Q2 FY24

DURING FY25 ~3.0X — TARGET

DEBT MATURITY PROFILE[2]



NIL — FY24

3.60% 4.75% $1.0B — FY25

4.40% 4.75% 5.00% $1.4B — FY26

3.70% $0.6B — FY27

3.50% 3.60% 4.35% $2.3B $1.8B — FY28

4.65% $0.5B — FY29

3.15% $0.8B — FY30

2.875% $0.6B — FY31

2.25% $1.0B — FY32

4.75% $0.7B — FY33

[1] Net leverage ratio defined as debt net of cash divided by comparable basis EBITDA excluding Canopy EIE. EBITDA is calculated on a comparable basis and is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP financial measure is included within the appendix

[2] Debt maturity profile with corresponding interest rates, excluding commercial paper of $468M (excluding unamortized discount) as of August 31, 2023, working capital lines, letters of credit, and senior notes maturing in FY48, FY49, and FY51.

Constellation Brands

PROVIDING A COMPETITIVE
DIVIDEND PAYOUT RATIO



Constellation Brands

S&P 500

10-K Competitors

HISTORICAL DIVIDEND PAYOUT RATIO



AVERAGE 37%

AVERAGE 29% 29%

	FY20	FY21	FY22	FY23
Constellation Brands	30%	29%	28%	28%
10-K Competitors	30%	29%	27%	28%
S&P 500	37%	46%	33%	31%

EXPECTED DIVIDEND PAYOUT RATIO



STZ Payout Ratio Per Target

S&P 500 Payout Per Consensus

AVERAGE ~30%

AVERAGE 29%

	FY24	CY23	FY25	CY24
Constellation Brands	~30%		~30%	
S&P 500		~29%		~28%

Sources: Payout ratio for Constellation Brands defined as dividend per share divided by comparable basis earnings per share excluding Canopy EIE and for others payout ratio calculated as dividend per share divided by adjusted earnings per share. Historical calculation data sourced from financial results press release of Constellation Brands and competitors and NASDAQ IR Insights. Consensus data sourced from FactSet. Constellation Brands historical data reflects 03/01/19 to 02/28/23 period. Competitor historical data reflects fiscal year or cumulative quarterly / half-yearly periods amounting to a year immediately preceding the corresponding Constellation Brands fiscal year period(s). Consensus estimates only available for competitors on their corresponding fiscal year basis resulting in disparate April 30, June 30, December 31 year-end estimates. Consensus estimates available for S&P 500 on a calendar year basis.

Constellation Brands

INVESTING THOUGHTFULLY
IN ORGANIC GROWTH



Beer Business
Wine & Spirits Business
S&P 500
Constellation Brands

CAPITAL EXPENDITURES



Total Beer Business ~$4B
Total Wine & Spirits Business ~$0.8B

CAPEX AS A PERCENT OF NET SALES
FY23: 11%
FY28: ~4-6%

FY24   FY25   FY26   FY27   FY28

NET SALES GROWTH   CAPEX GROWTH



STZ Growth Rates Per Guidance and Outlook
S&P500 Growth Rates Per Consensus

~6-7%   ~2%   ~6-8%   ~5%   ~6-8%   ~5%   ~16%   ~7%   ~20%   ~3%   ~3%   ~(21)%

FY24 CY23   FY25 CY24   FY26 CY25   FY24 CY23   FY25 CY24   FY26 CY25

Sources: Constellation Brands net sales and capital expenditure data per company guidance and outlook. S&P 500 net sales and capital expenditure data per FactSet.
Note: Direct operational capex spend for Constellation Brands business segments only, excludes corporate allocations.

Constellation Brands

CONDUCTING MEANINGFUL BUT PRUDENT
SHARE REPURCHASES

Constellation Brands
Other Announcements
10-K Competitors

SHARE REPURCHASE RATIO FY20 - FY23

SHARE REPURCHASE RATIO FOR CY23 SHARE REPURCHASE ANNOUNCEMENTS



9.8% WITH ~$3.1B SHARE REPURCHASES

4.6%

3.2%

0.6%

0.3%

0%

0%

0%

0%

0%

10-K COMPETITOR AVERAGE ~1%



6% WITH $2.8B SHARE REPURCHASE AUTHORIZATION

Sources: Constellation Brands data reflects 03/01/19 to 02/28/23 period. Competitor data reflects the fiscal year immediately preceding the corresponding Constellation Brands fiscal year period(s) for publicly traded 10-K competitors. Share repurchase ratio calculated as share repurchases divided by market capitalization. Calculation data sourced from Bloomberg. Share repurchase announcement data sourced from MarketBeat for all companies with CY23 disclosures on new or incremental repurchases.

Constellation Brands

ASSESSING TUCK IN M&A OPPORTUNITIES
WITH RIGOR

<4% of operating cash flow between FY20 - FY23 spent on M&A expenditures

Recent acquisitions of high-growth brands almost entirely self-funded through sale of successful venture investment



MY FAVORITE NEIGHBOR

Higher-end wines from Paso Robles, California, with strong DTC business, including ecommerce

LINGUA FRANCA

Higher-end wines from Willamette Valley, Oregon



AUSTIN COCKTAILS™

Premium brand in high-growth RTD segment



Rigorous Financial & Strategic Assessment Criteria

- Fills Portfolio Gap Or Under Indexed Segment
- Return Profile Accretive to Enterprise ROIC
- Margin Accretive to Base Business
- Accretive Net Sales Growth
- Premium Priced Product(s) | Brand(s)
- Potential to Scale
- High Velocity with Distribution Upside

COMPELLING MEDIUM-TERM OUTLOOK

CONSOLIDATED NET SALES
Mid to High Single-Digit Growth

CONSOLIDATED OPERATING INCOME
High Single-Digit Growth

~33-35% Operating Margin

DILUTED EPS TARGET
Low Double-Digit Growth

DOUBLE DIGIT OPERATING CASH FLOW GROWTH

Expect to achieve target of

~3.0x[1] net leverage ratio during FY25

Expect to maintain target of

~30% annual dividend payout ratio

Expect growth and maintenance Capex of

~$5B across enterprise from FY24 to FY28

Total board authorization of

~$2.8B for share buybacks now in place[2]

Disciplined and rigorous process to

assess with strict criteria any M&A considered

1 Excludes Canopy EIE
2 $2B represents authorization approved by Board of Directors in November 2023; $0.8B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0 billion of the company's publicly traded common stock as of August 31, 2023.

Constellation Brands



INVESTOR DAY 2023

APPENDIX

Constellation Brands

GLP-1 DRUGS CURRENT CONSUMER INSIGHTS

~1%
OF U.S. POPULATION

Currently has a GLP-1 prescription

> 2/3
OF PATIENTS

No longer taking GLP-1 after 1 year in 4,000 people study

$1,000
OR MORE

Monthly cost per patient for GLP-1 treatment

~71%
OF PEOPLE

In over 2.6M GLP-1 social conversations indicated they would not try GLP-1 even if price is accessible

ONLY **2%**

Of those same social conversations raised the topic of reduced alcohol consumption

GLP-1 IMPACT ON BEVERAGE ALCOHOL POTENTIALLY LIMITED TO SMALL SUBSET OF U.S. LDA CONSUMERS



- ■ Healthy Weight
- ■ Overweight
- ■ Obese

27% 31% 42%

Non-Drinkers 6% | Low / Moderate Drinkers 18% | Frequent Drinkers 3% | Non-Drinkers 7% | Low / Moderate Drinkers 21% | Frequent Drinkers 3% | Non-Drinkers 10% | Low / Moderate Drinkers 29% | Frequent Drinkers 3%

Sources: RBC Capital Markets research; MotivBase, Social Standards research for Constellation Brands; Constellation Brands research. Drinking status categories used sex-specific thresholds according to definition of alcohol use by the National Institute on Alcohol and Alcoholism: non-drinkers, low-moderate drinkers (≤14 drinks/wk for men and ≤7 drinks/wk for women), and frequent drinkers (>14 drinks/wk for men and >7 drinks/wk for women).

Constellation Brands

COMPARABLE MEASURES AND OTHER NON-GAAP FINANCIAL MEASURES

- We report our financial results in accordance with GAAP. However, non-GAAP financial measures are provided because management excludes items that affect comparability ("Comparable Adjustments") in evaluating the results of the core operations of the Company and/or internal goal setting. In addition, the Company believes this information provides investors, financial analysts covering the Company, rating agencies, and other external users ("our investors") valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. As such, certain items, when appropriate, are excluded from comparable results. Please refer to the Company's investor relations website at ir.cbrands.com/financial-information/financial-results for a more detailed description and further discussion of these non-GAAP financial measures.

- See the following tables for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

- Canopy equity earnings (losses) and related activities ("Canopy EIE") - The measures that exclude all of our equity in the earnings (losses) of Canopy and related activities on a reported basis are defined as "excluding Canopy EIE." Financial measures excluding Canopy EIE are non-GAAP and are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

- Adjusted Earnings before Interest and Taxes ("Adjusted EBIT") is defined by the Company as net income (loss) attributable to CBI plus (i) net income (loss) attributable to noncontrolling interests, (ii) provision for (benefit from) income taxes, (iii) loss on extinguishment of debt, and (iv) interest expense. Comparable Basis EBIT is defined by the Company as Adjusted EBIT on a comparable basis. Adjusted EBIT and Comparable Basis EBIT are considered performance measures, and the Company considers net income (loss) attributable to CBI the most comparable GAAP measure for each. Adjusted EBIT and Comparable Basis EBIT are used by management in evaluating the results of the core operations of the Company including, the results of its equity method investments. In addition, the Company believes this information provides our investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

- Comparable Basis Earnings before Interest, Taxes, Depreciation, and Amortization ("Comparable Basis EBITDA") is defined by the Company as net income (loss) attributable to CBI plus (i) net income (loss) attributable to noncontrolling interests, (ii) provision for (benefit from) income taxes, (iii) loss on extinguishment of debt, (iv) interest expense, (v) depreciation, and (vi) amortization, all on a comparable basis. The Company has disclosed its debt to Comparable Basis EBITDA ratio and net debt to Comparable Basis EBITDA ratio. These are financial measures that management believes are of interest to our investors and lenders in relation to the Company's overall capital structure and its ability to borrow additional funds. The Company considers Comparable Basis EBITDA a measure of liquidity and considers net cash provided by operating activities the most comparable GAAP measure.

- Free cash flow is defined by the Company as net cash flow from operating activities prepared in accordance with GAAP less capital expenditures for property, plant, and equipment. Free cash flow is considered a liquidity measure and provides useful information to our investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period.

Constellation Brands

REPORTED STATEMENTS OF OPERATIONS (GAAP)

(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
Net sales	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 1,997.8	$ 9,452.6	$ 2,514.9	$ 2,836.8	$ 5,351.7
Cost of product sold	(4,035.7)	(4,191.6)	(4,148.9)	(4,113.4)	(1,108.2)	(1,329.2)	(1,209.6)	(1,036.6)	(4,683.6)	(1,257.1)	(1,386.9)	(2,644.0)
Gross profit	4,080.3	4,151.9	4,466.0	4,707.3	1,255.0	1,325.9	1,226.9	961.2	4,769.0	1,257.8	1,449.9	2,707.7
Selling, general, and administrative expenses	(1,668.1)	(1,621.8)	(1,665.1)	(1,711.4)	(438.6)	(512.8)	(480.2)	(494.5)	(1,926.1)	(493.1)	(471.2)	(964.3)
Impairment of brewery construction in progress	—	—	—	(665.9)	—	—	—	—	—	—	—	—
Impairment of assets held for sale	—	(449.7)	(24.0)	—	—	—	—	—	—	—	—	—
Gain (loss) on sale of business	—	74.1	14.2	1.7	—	—	—	—	—	—	—	—
Operating income (loss)	2,412.2	2,154.5	2,791.1	2,331.7	816.4	813.1	746.7	466.7	2,842.9	764.7	978.7	1,743.4
Income (loss) from unconsolidated investments	2,101.6	(2,668.6)	150.3	(1,635.5)	(187.9)	(1,719.1)	(37.2)	(92.2)	(2,036.4)	(415.4)	(20.2)	(435.6)
Interest expense	(367.1)	(428.7)	(385.7)	356.4	(88.5)	(94.3)	(98.7)	(117.2)	(398.7)	(118.2)	(110.6)	(228.8)
Loss on extinguishment of debt	(1.7)	(2.4)	(12.8)	(29.4)	(15.3)	(8.0)	—	(0.9)	(24.2)	(0.7)	—	(0.7)
Income (loss) before income taxes	4,145.0	(945.2)	2,542.9	310.4	524.7	(1,008.3)	610.8	256.4	383.6	230.4	847.9	1,078.3
(Provision for) benefit from income taxes	(685.9)	966.6	(511.1)	(309.4)	(125.4)	(132.4)	(131.1)	(33.2)	(422.1)	(91.2)	(147.2)	(238.4)
Net income (loss)	3,459.1	21.4	2,031.8	1.0	399.3	(1,140.7)	479.7	223.2	(38.5)	139.2	700.7	839.9
Net (income) loss attributable to noncontrolling interests	(23.2)	(33.2)	(33.8)	(41.4)	(9.8)	(10.5)	(12.0)	(0.2)	(32.5)	(3.3)	(10.7)	(14.0)
Net income (loss) attributable to CBI	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ 223.0	$ (71.0)	$ 135.9	$ 690.0	$ 825.9
Diluted net income (loss) per common share attributable to CBI	$ 17.57	$ (0.07)	$ 10.23	$ (0.22)	$ 2.06	$ (6.30)	$ 2.52	$ 1.21	$ (0.11)	$ 0.74	$ 3.74	$ 4.49
Diluted weighted average common shares outstanding	195.532	168.329	195.308	167.431	189.333	161.730	185.291	184.534	169.337	183.863	184.277	184.074
CASH DIVIDENDS DECLARED PER COMMON SHARE:												
Class A Common Stock	$ 2.96	$ 3.00	$ 3.00	$ 3.04	$ 0.80	$ 0.80	$ 0.80	$ 0.80	3.20	$ 0.89	$ 0.89	$ 1.78
Class B Convertible Common Stock	$ 2.68	$ 2.72	$ 2.72	$ 2.76	$ 0.72	$ 0.72	$ 0.72	NA	$ 2.16	NA	NA	NA
Effective tax rate	16.5%	102.3%	20.1%	99.7%	23.9%	(13.1%)	21.5%	12.9%	110.0%	39.6%	17.4%	22.1%
ITEMS AS A PERCENT OF NET SALES:												
Cost of product sold	49.7%	50.2%	48.2%	46.6%	46.9%	50.1%	49.6%	51.9%	49.5%	50.0%	48.9%	49.4%
Gross profit	50.3%	49.8%	51.8%	53.4%	53.1%	49.9%	50.4%	48.1%	50.5%	50.0%	51.1%	50.6%
Selling, general, and administrative expenses	20.6%	19.4%	19.3%	19.4%	18.6%	19.3%	19.7%	24.8%	20.4%	19.6%	16.6%	18.0%
Operating income (loss)	29.7%	25.8%	32.4%	26.4%	34.5%	30.6%	30.6%	23.4%	30.1%	30.4%	34.5%	32.6%

NA - Not Applicable

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(IN MILLIONS, EXCEPT PER SHARE DATA)	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
NET SALES												
Reported Net Sales	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 1,997.8	$ 9,452.6	$ 2,514.9	**$ 2,836.8**	$ 5,351.7
Comparable Net Sales	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 1,997.8	$ 9,452.6	$ 2,514.9	**$ 2,836.8**	$ 5,351.7
COST OF PRODUCT SOLD												
Reported Cost of Product Sold	$ (4,035.7)	$ (4,191.6)	$ (4,148.9)	$ (4,113.4)	$ (1,108.2)	$ (1,329.2)	$ (1,209.6)	$ (1,036.6)	$ (4,683.6)	$ (1,257.1)	**$ (1,386.9)**	$ (2,644.0)
Comparable Adjustments [1]	29.9	162.3	51.6	(82.4)	(24.4)	46.4	25.2	48.8	96.0	34.8	**(23.9)**	0.9
Comparable Cost of Product Sold	$ (4,005.8)	$ (4,029.3)	$ (4,097.3)	$ (4,195.8)	$ (1,132.6)	$ (1,282.8)	$ (1,184.4)	$ (987.8)	$ (4,587.6)	$ (1,222.3)	**$ (1,410.8)**	$ (2,633.1)
GROSS PROFIT												
Reported Gross Profit	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 4,707.3	$ 1,255.0	$ 1,325.9	$ 1,226.9	$ 961.2	$ 4,769.0	$ 1,257.8	**$ 1,449.9**	$ 2,707.7
Comparable Adjustments [1]	29.9	162.3	51.6	(82.4)	(24.4)	46.4	25.2	48.8	96.0	34.8	**(23.9)**	0.9
Comparable Gross Profit	$ 4,110.2	$ 4,314.2	$ 4,517.6	$ 4,624.9	$ 1,230.6	$ 1,372.3	$ 1,252.1	$ 1,010.0	$ 4,865.0	$ 1,292.6	**$ 1,426.0**	$ 2,718.6
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES												
Reported Selling, General, and Administrative Expenses	$ (1,668.1)	$ (1,621.8)	$ (1,665.1)	$ (1,711.4)	$ (438.6)	$ (512.8)	$ (480.2)	$ (494.5)	$ (1,926.1)	$ (493.1)	**$ (471.2)**	$ (964.3)
Comparable Adjustments [1]	174.1	40.0	35.6	22.3	0.5	23.2	(2.2)	76.3	97.8	27.7	**13.0**	40.7
Comparable Selling, General, and Administrative Expenses	$ (1,494.0)	$ (1,581.8)	$ (1,629.5)	$ (1,689.1)	$ (438.1)	$ (489.6)	$ (482.4)	$ (418.2)	$ (1,828.3)	$ (465.4)	**$ (458.2)**	$ (923.6)
IMPAIRMENT OF BREWERY CONSTRUCTION IN PROGRESS												
Reported Impairment of Brewery Construction in Progress	$ —	$ —	$ —	$ (665.9)	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**	$ —
Comparable Adjustments [1]	—	—	—	665.9	—	—	—	—	—	—	**—**	—
Comparable Impairment of Brewery Construction in Progress	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**	$ —

(1) Please refer to the Company's investor relations website at ir.cbrands.com/financial-information/financial-results for a more detailed description and further discussion of these non-GAAP financial measures.

Constellation Brands

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(CONTINUED)

(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
IMPAIRMENT OF ASSETS HELD FOR SALE												
Reported Impairment of Assets Held for Sale	$ —	$ (449.7)	$ (24.0)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Comparable Adjustments [1]	—	449.7	24.0	—	—	—	—	—	—	—	—	—
Comparable Impairment of Assets Held for Sale	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
GAIN (LOSS) ON SALE OF BUSINESS												
Reported Gain (Loss) on Sale of Business	$ —	74.1	14.2	1.7	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Comparable Adjustments [1]	—	(74.1)	(14.2)	(1.7)	—	—	—	—	—	—	—	—
Comparable Gain (Loss) on Sale of Business	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
OPERATING INCOME (LOSS)												
Reported Operating Income (Loss)	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 2,331.7	$ 816.4	$ 813.1	$ 746.7	$ 466.7	$ 2,842.9	$ 764.7	**$ 978.7**	$ 1,743.4
Comparable Adjustments [1]	204.0	577.9	97.0	604.1	(23.9)	69.6	23.0	125.1	193.8	62.5	(10.9)	51.6
Comparable Operating Income (Loss)	$ 2,616.2	$ 2,732.4	$ 2,888.1	$ 2,935.8	$ 792.5	$ 882.7	$ 769.7	$ 591.8	$ 3,036.7	$ 827.2	**$ 967.8**	$ 1,795.0
INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS												
Reported Income (Loss) from Unconsolidated Investments	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (1,635.5)	$ (187.9)	$ (1,719.1)	$ (37.2)	$ (92.2)	$ (2,036.4)	$ (415.4)	**$ (20.2)**	$ (435.6)
Comparable Adjustments [1]	(2,084.9)	2,480.1	(265.2)	1,488.2	135.4	1,685.5	31.5	55.3	1,907.7	384.4	**7.4**	391.8
Comparable Income (Loss) from Unconsolidated Investments	$ 16.7	$ (188.5)	$ (114.9)	$ (147.3)	$ (52.5)	$ (33.6)	$ (5.7)	$ (36.9)	$ (128.7)	$ (31.0)	**$ (12.8)**	$ (435.6)
INTEREST EXPENSE												
Reported Interest Expense	$ (367.1)	$ (428.7)	$ (385.7)	$ (356.4)	$ (88.5)	$ (94.3)	$ (98.7)	$ (117.2)	$ (398.7)	$ (118.2)	**$ (110.6)**	$ (228.8)
Comparable Adjustments [1]	(20.1)	—	—	—	—	—	—	—	—	—	**—**	—
Comparable Interest Expense	$ (387.2)	$ (428.7)	$ (385.7)	$ (356.4)	$ (88.5)	$ (94.3)	$ (98.7)	$ (117.2)	$ (398.7)	$ (118.2)	**$ (110.6)**	$ (228.8)

(1) Please refer to the Company's investor relations website at ir.cbrands.com/financial-information/financial-results for a more detailed description and further discussion of these non-GAAP financial measures..

Constellation Brands

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(CONTINUED)

(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
LOSS ON EXTINGUISHMENT OF DEBT												
Reported Loss on Extinguishment of Debt	$ (1.7)	$ (2.4)	$ (12.8)	$ (29.4)	$ (15.3)	$ (8.0)	$ —	$ (0.9)	$ (24.2)	$ (0.7)	$ —	$ (0.7)
Comparable Adjustments [1]	1.7	2.4	12.8	29.4	15.3	8.0	—	0.9	24.2	0.7	—	0.7
Comparable Loss on Extinguishment of Debt	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
(PROVISION FOR) BENEFIT FROM INCOME TAXES												
Reported (Provision For) Benefit From Income Taxes	$ (685.9)	$ 966.6	$ (511.1)	$ (309.4)	$ (125.4)	$ (132.4)	$ (131.1)	$ (33.2)	$ (422.1)	$ (91.2)	$ (147.2)	$ (238.4)
Comparable Adjustments [1]	278.6	(1,270.7)	103.9	(121.5)	(12.5)	(23.2)	2.5	(39.2)	(72.4)	(49.0)	(4.7)	(53.7)
Comparable (Provision For) Benefit From Income Taxes	$ (407.3)	$ (304.1)	$ (407.2)	$ (430.9)	$ (137.9)	$ (155.6)	$ (128.6)	$ (72.4)	$ (494.5)	$ (140.2)	$ (151.9)	$ (292.1)
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS												
Reported Net (Income) Loss Attributable to Noncontrolling Interests	$ (23.2)	$ (33.2)	$ (33.8)	$ (41.4)	$ (9.8)	$ (10.5)	$ (12.0)	$ (0.2)	$ (32.5)	$ (3.3)	$ (10.7)	$ (14.0)
Comparable Net (Income) Loss Attributable to Noncontrolling Interests	$ (23.2)	$ (33.2)	$ (33.8)	$ (41.4)	$ (9.8)	$ (10.5)	$ (12.0)	$ (0.2)	$ (32.5)	$ (3.3)	$ (10.7)	$ (14.0)
NET INCOME (LOSS) ATTRIBUTABLE TO CBI												
Reported Net Income (Loss) Attributable to CBI	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ 223.0	$ (71.0)	$ 135.9	$ 690.0	$ 825.9
Comparable Adjustments [1]	(1,620.7)	1,789.7	(51.5)	2,000.2	114.3	1,739.9	57.0	142.1	2,053.3	398.6	(8.2)	390.4
Comparable Net Income (Loss) Attributable to CBI	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 1,959.8	$ 503.8	$ 588.7	$ 524.7	$ 365.1	$ 1,982.3	$ 534.5	$ 681.8	$ 1,216.3
DILUTED NET INCOME (LOSS) PER COMMON SHARE ATTRIBUTABLE TO CBI												
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI [2]	$ 17.57	$ (0.07)	$ 10.23	$ (0.22)	$ 2.06	$ (6.30)	$ 2.52	$ 1.21	$ (0.11)	$ 0.74	$ 3.74	$ 4.49
Comparable Adjustments [1]	(8.29)	9.18	(0.26)	10.40	0.60	9.36	0.30	0.77	11.03	2.17	(0.04)	2.12
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI [3]	9.28	$ 9.12	$ 9.97	$ 10.20	$ 2.66	$ 3.17	$ 2.83	$ 1.98	$ 10.65	$ 2.91	$ 3.70	$ 6.61
Diluted weighted average common shares outstanding	195.532	194.881	195.308	192.222	189.333	185.737	185.291	184.534	186.199	183.863	184.277	184.074

(1) Please refer to the Company's investor relations website at ir.cbrands.com/financial-information/financial-results for a more detailed description and further discussion of these non-GAAP financial measures.

(2) EPS was computed using the two-class method, until such conversion took place pursuant to the reclassification, conversion, and exchange of our Class B Convertible Common Stock into our Class A Common Stock on November 10, 2022 (the "Reclassification"). Amount includes an adjustment for income allocated through the date of the Reclassification.

(3) Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI may not sum as comparable amounts are calculated on a fully diluted basis and Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI may be calculated excluding issuable shares if the effect of including these would have been anti-dilutive. May not sum due to rounding as each item is computed independently.

Constellation Brands

CANOPY EQUITY EARNINGS (LOSSES) AND RELATED ACTIVITIES ("CANOPY EIE")

(IN MILLIONS EXCEPT PER SHARE DATA)	FISCAL YEAR 2019	FISCAL YEAR 2020	FSCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
COMPARABLE NET INCOME (LOSS) ATTRIBUTABLE TO CBI - CANOPY EIE CALCULATION												
Equity earnings (losses) and related activities, Canopy EIE	$ (2.6)	$ (575.9)	$ (679.0)	$ (73.6)	$ (165.0)	$ (650.7)	$ (60.8)	$ (72.8)	$ (949.3)	$ (219.8)	**$ (12.0)**	$ (231.8)
Comparable Adjustments, Canopy EIE (1)	(13.9)	354.2	532.8	(104.6)	113.0	615.9	24.1	38.1	791.1	189.0	**(7.5)**	181.5
Comparable equity earnings (losses) and related activities, Canopy EIE	(16.5)	(221.7)	(146.2)	(178.2)	(52.0)	(34.8)	(36.7)	(34.7)	(158.2)	(30.8)	**(19.5)**	(50.3)
Benefit from income taxes Canopy EIE (1)	3.9	73.2	52.8	25.3	7.2	4.5	3.4	3.3	18.4	6.5	**1.7**	8.2
Comparable net income (loss) attributable to CBI, Canopy EIE	$ (12.6)	$ (148.5)	$ (93.4)	$ (152.9)	$ (44.8)	$ (30.3)	$ (33.3)	$ (31.4)	$ (139.8)	$ (24.3)	**$ (17.8)**	$ (42.1)
COMPARABLE DILUTED NET INCOME (LOSS) PER COMMON SHARE ATTRIBUTABLE TO CBI - CANOPY EIE CALCULATION												
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE	$ (0.01)	$ (2.22)	$ (2.62)	$ (0.22)	$ (0.78)	$ (3.35)	$ (0.31)	$ (0.38)	$ (4.80)	$ (1.16)	**$ (0.06)**	$ (1.21)
Comparable Adjustments, Canopy EIE	(0.05)	1.39	2.09	(0.58)	0.53	3.19	0.13	0.21	4.05	1.03	**(0.04)**	0.99
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, Canopy EIE (2)	$ (0.06)	$ (0.76)	$ (0.48)	(0.80)	$ (0.24)	$ (0.16)	$ (0.18)	$ (0.17)	(0.75)	$ (0.13)	**$ (0.10)**	(0.23)
COMPARABLE DILUTED NET INCOME (LOSS) PER COMMON SHARE ATTRIBUTABLE TO CBI, EXCLUDING CANOPY EIE CALCULATION												
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI	$ 9.28	$ 9.12	$ 9.97	$ 10.20	$ 2.66	$ 3.17	$ 2.83	$ 1.98	$ (10.65)	$ 2.91	**$ 3.70**	$ 6.61
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, Canopy EIE	(0.06)	(0.76)	(0.48)	(0.80)	(0.24)	(0.16)	(0.18)	(0.17)	(0.75)	(0.13)	**(0.10)**	(0.23)
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, excluding Canopy EIE (2)	$ 9.34	$ 9.89	$ 10.44	$ 10.99	$ 2.90	$ 3.33	$ 3.01	$ 2.15	$ 11.40	$ 3.04	**$ 3.80**	$ 6.84

(1) The Comparable Adjustments Canopy EIE effective tax rate applied to each Comparable Adjustments Canopy EIE amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment.
(2) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per common share are calculated on a fully dilutive basis.

Constellation Brands

ADJUSTED EBIT, COMPARABLE BASIS EBITDA CALCULATION AND RECONCILIATION & FREE CASH FLOW RECONCILIATION (NON-GAAP)

(IN MILLIONS)	FISCAL YEAR 2018	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
COMPARABLE BASIS EBITDA CALCULATION													
Net income (loss) attributable to CBI	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ 223.0	$ (71.0)	$ 135.9	**$ 690.0**	$ 825.9
Net income (loss) attributable to NCI	11.9	23.2	33.2	33.8	1.4	9.8	10.5	12.0	0.2	32.5	3.3	**10.7**	14.0
Provision for (benefit from) income taxes	22.7	685.9	(966.6)	511.1	309.4	125.4	132.4	131.1	33.2	422.1	91.2	**147.2**	238.4
Loss on extinguishment of debt	97.0	1.7	2.4	12.8	29.4	15.3	8.0	—	0.9	24.2	0.7	**—**	0.7
Interest expense	332.0	367.1	428.7	385.7	356.4	88.5	94.3	98.7	117.2	398.7	118.2	**110.6**	228.8
Adjusted EBIT	2,767.0	4,513.8	(514.1)	2,941.4	696.2	628.5	(906.0)	709.5	374.5	806.5	349.3	**958.5**	1,307.8
Comparable adjustments	(263.9)	(1,880.9)	3,058.0	(168.2)	2,092.3	111.5	1,755.1	54.5	180.4	2,101.5	446.9	**(3.5)**	443.4
Comparable Basis EBIT	2,503.1	2,632.9	2,543.9	2,773.2	2,788.5	740.0	849.1	764.0	554.9	2,908.0	796.2	**955.0**	1,751.2
Comparable Depreciation	293.8	324.2	318.9	293.7	337.3	92.7	90.8	94.9	105.4	383.8	105.3	**108.4**	213.7
Comparable Amortization	5.9	6.0	5.7	5.3	5.1	1.0	0.9	0.9	0.4	3.2	0.4	**0.3**	0.7
Total Depreciation and Amortization	299.7	330.2	324.6	299.0	342.4	93.7	91.7	95.8	105.8	387.0	105.7	**108.7**	214.4
COMPARABLE BASIS EBITDA	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,130.9	$ 833.7	$ 940.8	$ 859.8	$ 660.7	$ 3,295.0	$ 901.9	**$ 1,063.7**	$ 1,965.6

(1) Certain items, when material, are reported as part of the Change in Operating Assets and Liabilities in the Company's quarterly filings. If not material, these same items are reported as part of Other Items. Additionally, non-recurring items are included herein.

Constellation Brands

ADJUSTED EBIT, COMPARABLE BASIS EBITDA CALCULATION AND RECONCILIATION & FREE CASH FLOW RECONCILIATION (NON-GAAP)

(CONTINUED) (IN MILLIONS)	FISCAL YEAR 2018	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
COMPARABLE BASIS EBITDA RECONCILIATION													
Net Cash Provided By Operating Activities	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 2,705.4	$ 758.2	$ 896.1	$ 626.3	$ 476.3	$ 2,756.9	$ 665.4	**$ 956.6**	$ 1,622.0
Debt to LTM Net Cash Provided by Operating Activities	*5.3*	*6.1*	*4.8*	*3.7*	*3.9*	*4.0*	*3.9*	*4.8*	*4.5*	*4.5*	*4.6*	***4.3***	*4.3*
Provision for (Benefit from) Income Taxes	22.7	685.9	(966.6)	511.1	309.4	125.4	132.4	131.1	33.2	422.1	91.2	**147.2**	238.4
Interest Expense	332.0	367.1	428.7	385.7	356.4	88.5	94.3	98.7	117.2	398.7	118.2	**110.6**	228.8
Change in Operating Assets and Liabilities [1]	323.4	237.5	85.1	(148.3)	303.6	43.8	60.5	35.2	147.8	287.3	146.0	**(59.1)**	86.9
Equity in Earnings (Losses) of Equity Method Investees, Net of Distributed Earnings	3.6	(13.5)	(560.8)	(673.4)	(61.6)	(165.5)	(650.1)	(29.8)	(126.4)	(971.8)	(220.6)	**(5.9)**	(226.5)
Unrealized Net Gain (Loss) on Securities Measured at Fair Value	464.3	1,971.2	(2,126.4)	802.0	(1,644.7)	(22.4)	(9.3)	(7.4)	(6.8)	(45.9)	(71.8)	**(2.6)**	(74.4)
Deferred Tax Provision (Benefit)	237.4	(389.3)	1,153.7	(336.4)	(84.8)	(21.5)	(187.1)	(9.8)	10.6	(207.8)	0.3	**(26.6)**	(26.3)
Stock-Based Compensation Expense	(60.9)	(64.1)	(60.4)	(63.0)	(44.9)	(16.8)	(21.0)	(18.3)	(12.4)	(68.5)	(14.5)	**(18.0)**	(32.5)
Noncash Lease Expense	—	—	(88.3)	(83.3)	(81.9)	(21.6)	(22.8)	(22.3)	(22.6)	(89.3)	(22.0)	**(21.3)**	(43.3)
Comparable Adjustments	(263.9)	(1,889.8)	3,050.4	(168.3)	2,092.3	111.5	1,755.1	54.5	180.4	2,101.5	446.9	**(3.5)**	443.4
Other Items	(187.2)	(188.2)	(598.0)	39.6	(718.3)	(45.9)	(1,107.3)	1.6	(136.6)	(1,288.2)	(237.2)	**(13.7)**	(250.9)
COMPARABLE BASIS EBITDA RECONCILIATION	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,130.9	$ 833.7	$ 940.8	$ 859.8	$ 660.7	$ 3,295.0	$ 901.9	**$ 1,063.7**	$ 1,965.6

(1) Certain items, when material, are reported as part of the Change in Operating Assets and Liabilities in the Company's quarterly filings. If not material, these same items are reported as part of Other Items. Additionally, non-recurring items are included herein.

Constellation Brands

ADJUSTED EBIT, COMPARABLE BASIS EBITDA CALCULATION AND RECONCILIATION & FREE CASH FLOW RECONCILIATION (NON-GAAP)

(CONTINUED)

(IN MILLIONS)	FISCAL YEAR 2018	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
LTM COMPARABLE BASIS EBITDA	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,130.9	$ 3,208.2	$ 3,362.5	$ 3,347.0	$ 3,295.0	$ 3,295.0	$ 3,363.1	**$ 3,486.0**	$ 3,486.0
TOTAL DEBT	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,461.3	$ 12,461.3	$ 12,357.0	**$ 11,706.5**	$ 11,706.5
Debt to LTM Net Cash Provided by Operating Activities	5.3	6.1	4.8	3.7	3.9	4.0	3.9	4.8	4.5	4.5	4.6	4.3	4.3
Debt to LTM Comparable Basis EBITDA	3.6	4.6	4.2	3.4	3.3	3.4	3.3	3.6	3.8	3.8	3.7	3.4	3.4
FREE CASH FLOW RECONCILIATION													
Net Cash Provided By Operating Activities	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 2,705.4	$ 758.2	$ 896.1	$ 626.3	$ 476.3	$ 2,756.9	$ 665.4	**$ 956.6**	$ 1,622.0
Purchase of Property, Plant, and Equipment	(1,057.6)	(886.3)	(726.5)	(864.6)	(1,026.8)	(196.6)	(238.4)	(248.8)	(351.6)	(1,035.4)	(277.0)	**(305.0)**	(582.0)
FREE CASH FLOW	$ 873.8	$ 1,360.0	$ 1,824.6	$ 1,941.9	$ 1,678.6	$ 561.6	$ 657.7	$ 377.5	$ 124.7	$ 1,721.5	$ 388.4	**$ 651.6**	$ 1,040.0
NET DEBT TO LTM COMPARABLE BASIS EBITDA													
Total Debt	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,461.3	$ 12,461.3	$ 12,357.0	**$ 11,706.5**	$ 11,706.5
Cash	(90.3)	(93.6)	(81.4)	(460.6)	(199.4)	(101.8)	(165.1)	(185.0)	(133.5)	(133.5)	(192.5)	**(83.3)**	(83.3)
NET DEBT	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 10,217.1	$ 10,875.5	$ 10,785.1	$ 11,987.3	$ 12,327.8	$ 12,327.8	$ 12,164.5	**$ 11,623.2**	$ 11,623.2
Net Debt to LTM Net Cash Provided by Operating Activities	5.2	6.0	4.7	3.6	3.8	4.0	3.8	4.7	4.5	4.5	4.6	4.3	4.3
Net Debt to LTM Comparable Basis EBITDA	3.6	4.6	4.2	3.2	3.3	3.4	3.2	3.6	3.7	3.7	3.6	3.3	3.3

Constellation Brands

COMPARABLE BASIS EBIT AND COMPARABLE BASIS EBITDA CALCULATION AND RECONCILIATION, EXCLUDING CANOPY EIE (NON-GAAP)

(IN MILLIONS)	FISCAL YEAR 2018	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FIRST QUARTER 2023	SECOND QUARTER 2023	THIRD QUARTER 2023	FOURTH QUARTER 2023	FISCAL YEAR 2023	FIRST QUARTER 2024	SECOND QUARTER 2024	SIX MONTHS 2024
COMPARABLE BASIS EBIT, Excluding Canopy EIE Calculation													
Comparable Basis EBIT		$ 2,632.9	$ 2,543.9	$ 2,773.2	$ 2,788.5	$ 740.0	$ 849.1	$ 764.0	$ 554.9	$ 2,908.0	$ 796.2	**$ 955.0**	$ 1,751.2
Less: Comparable Canopy EIE		(16.5)	(221.7)	(146.2)	(178.2)	(52.0)	(34.8)	(36.7)	(34.7)	(158.2)	(30.8)	**(19.5)**	(50.3)
Comparable Basis EBIT, excluding Canopy EIE		$ 2,649.4	$ 2,765.6	$ 2,919.4	$ 2,966.7	$ 792.0	$ 883.9	$ 800.7	$ 589.6	$ 3,066.2	$ 827.0	**$ 974.5**	$ 1,801.5
COMPARABLE BASIS EBITDA, Excluding Canopy EIE Calculation													
Comparable Basis EBITDA	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,130.9	$ 833.7	$ 940.8	$ 859.8	$ 660.7	$ 3,295.0	$ 901.9	**$ 1,063.7**	$ 1,965.6
Less: Comparable Canopy EIE		(16.5)	(221.7)	(146.2)	(178.2)	(52.0)	(34.8)	(36.7)	(34.7)	(158.2)	(30.8)	**(19.5)**	(50.3)
Comparable Basis EBITDA, excluding Canopy EIE	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 3,309.1	$ 885.7	$ 975.6	$ 896.5	$ 695.4	$ 3,453.2	$ 932.7	**$ 1,083.2**	$ 2,015.9
LTM Comparable Basis EBITDA, excluding Canopy EIE	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 3,309.1	$ 3,394.1	$ 3,553.3	$ 3,506.1	$ 3,453.2	$ 3,453.2	$ 3,500.1	**$ 3,607.8**	$ 3,607.8
Total Debt	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,461.3	$ 12,461.3	$ 12,357.0	**$ 11,706.5**	$ 11,706.5
Debt to LTM net cash provided by operating activities	5.3	6.1	4.8	3.7	3.9	4.0	3.9	4.8	4.5	4.5	4.6	**4.3**	4.3
Debt to LTM comparable basis EBITDA, excluding canopy EIE	3.6	4.6	3.9	3.2	3.1	3.2	3.1	3.5	3.6	3.6	3.5	**3.2**	3.2
NET DEBT TO LTM COMPARABLE BASIS EBITDA, Excluding Canopy EIE Reconciliation													
Total Debt	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,461.3	$ 12,461.3	$ 12,357.0	**$ 11,706.5**	$ 11,706.5
Cash	(90.3)	(93.6)	(81.4)	(460.6)	(199.4)	(101.8)	(165.1)	(185.0)	(133.5)	(133.5)	(192.5)	**(83.3)**	(83.3)
Net Debt	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 10,217.1	$ 10,875.5	$ 10,785.1	$ 11,987.3	$ 12,327.8	$ 12,327.8	$ 12,164.5	**$ 11,623.2**	$ 11,623.2
Debt to LTM net cash provided by operating activities	5.2	6.0	4.7	3.6	3.8	4.0	3.8	4.7	4.5	4.5	4.6	**4.3**	4.3
Net debt to LTM comparable basis EBITDA, excluding canopy EIE	3.6	4.5	3.9	3.1	3.1	3.2	3.0	3.4	3.6	3.6	3.5	**3.2**	3.2

Constellation Brands

BUSINESS SEGMENT INFORMATION

Management excludes items that affect comparability ("Comparable Adjustments") from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and incentive compensation of segment management are evaluated based upon core segment operating income (loss) which do not include the impact of these Comparable Adjustments.

(IN MILLIONS)	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FISCAL YEAR 2023	FIVE YEAR AVERAGE
NET SALES [(1)]						
Beer	$ 5,202.1	$ 5,615.9	$ 6,074.6	$ 6,751.6	$ 7,465.0	$ 6,221.8
Wine and Spirits						
Wine	2,532.5	2,367.5	2,208.4	1,819.3	1,722.7	2,130.1
Spirits	381.4	360.1	331.9	249.8	264.9	317.6
Wine and Spirits	2,913.9	2,727.6	2,540.3	2,069.1	1,987.6	2,447.7
Comparable Adjustments	—	—	—	—	—	—
Consolidated Net Sales	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 8,820.7	$ 9,452.6	$ 8,669.5
GROSS PROFIT						
Beer	$ 2,830.7	$ 3,125.2	$ 3,402.4	$ 3,677.0	$ 3,937.8	
Wine and Spirits	1,279.5	1,189.0	1,115.2	947.9	927.2	
Corporate Operations and Other	—	—	—	—	—	
Comparable Adjustments	(29.9)	(162.3)	(51.6)	82.4	(96.0)	
Consolidated Gross Profit	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 4,707.3	$ 4,769.0	
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES						
Beer	$ 787.8	$ 877.3	$ 908.1	$ 973.7	$ 1,076.3	$ 924.6
Wine and Spirits	508.3	480.6	492.8	477.2	474.1	486.6
Corporate Operations and Other	197.9	223.9	228.6	238.2	277.9	233.3
Comparable Adjustments	174.1	415.6	45.4	686.5	97.8	283.9
Consolidated Selling, General, and Administrative Expenses	$ 1,668.1	$. 1,997.4	$ 1,674.9	$ 2,375.6	$ 1,926.1	$ 1,928.4

(1) Please refer to the Company's investor relations website at ir.cbrands.com/financial-information/financial-results for a more detailed description and further discussion of organic net sales and shipment and depletion volumes.

Constellation Brands

BUSINESS SEGMENT INFORMATION

(IN MILLIONS)

	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FISCAL YEAR 2023	FIVE YEAR AVERAGE
OPERATING INCOME (LOSS)						
Beer	$ 2,042.9	$ 2,247.9	$ 2,494.3	$ 2,703.3	$ 2,861.5	$ 2,470.0
Wine and Spirits	771.2	708.4	622.4	470.7	453.1	605.2
Corporate Operations and Other	(197.9)	(223.9)	(228.6)	(238.2)	(277.9)	(233.3)
Comparable Adjustments	(204.0)	(577.9)	(97.0)	(604.1)	(193.8)	(335.4)
Consolidated Operating Income (Loss)	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 2,331.7	$ 2,842.9	$ 2,506.5
INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS						
Beer	$ —	$ —	$ —	$ —	$ —	
Wine and Spirits	33.4	36.4	31.7	34.4	41.6	
Corporate Operations and Other	(16.7)	(224.9)	(146.6)	(181.7)	(170.3)	
Comparable Adjustments	2,084.9	(2,480.1)	265.2	(1,488.2)	(1,907.7)	
Consolidated Income (Loss) from Unconsolidated Investments	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (1,635.5)	$ (2,036.4)	
DEPRECIATION AND AMORTIZATION						
Beer	$ 203.5	$ 204.3	$ 194.7	$ 248.7	$ 285.4	$ 227.3
Wine and Spirits	98.4	98.7	89.9	80.7	83.2	90.2
Corporate Operations and Other	28.3	21.6	14.4	13.0	18.4	19.1
Comparable Adjustments	8.9	7.6	0.1	—	—	3.3
Consolidated Depreciation and Amortization	$ 339.1	$ 332.2	$ 299.1	$ 342.4	$ 387.0	$ 340.0

Constellation Brands

BUSINESS SEGMENT INFORMATION

(CONTINUED)

(IN MILLIONS)

	FISCAL YEAR 2019	FISCAL YEAR 2020	FISCAL YEAR 2021	FISCAL YEAR 2022	FISCAL YEAR 2023	FIVE YEAR AVERAGE
GROSS PROFIT AS A PERCENT OF NET SALES:						
Beer	54.4%	55.6%	56.0%	54.5%	52.8%	
Wine and Spirits	43.9%	43.6%	43.9%	45.8%	46.6%	
Consolidated Gross Profit	50.3%	49.8%	51.8%	53.4%	50.5%	
SG&A EXPENSES AS A PERCENT OF NET SALES:						
Beer	15.1%	15.6%	14.9%	14.4%	14.4%	14.9%
Wine and Spirits	17.4%	17.6%	19.4%	23.1%	23.9%	19.9%
Consolidated SG&A Expenses	20.6%	23.9%	19.4%	26.9%	20.4%	22.2%
OPERATING INCOME (LOSS) AS A PERCENT OF NET SALES:						
Beer	39.3%	40.0%	41.1%	40.0%	38.3%	39.7%
Wine and Spirits	26.5%	26.0%	24.5%	22.7%	22.8%	24.7%
Consolidated Operating Income (Loss)	29.7%	25.8%	32.4%	26.4%	30.1%	28.9%
DEPRECIATION AND AMORTIZATION AS A PERCENT OF NET SALES:						
Beer	3.9%	3.6%	3.2%	3.7%	3.8%	3.7%
Wine and Spirits	3.4%	3.6%	3.5%	3.9%	4.2%	3.7%
Consolidated Depreciation and Amortization	4.2%	4.0%	3.5%	3.9%	4.1%	3.9%

Constellation Brands

FREE CASH FLOW GUIDANCE

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

(IN MILLIONS)	RANGE FY24 - FY 28	
Net cash provided by operating activities (GAAP)	$ 15,000.0	$ 17,000.0
Purchase of property, plant and equipment	(5,000.0)	(5,000.0)
Free cash flow (Non-GAAP)	$ 10,000.0	$ 12,000.0

Constellation Brands

DEFINED TERMS

Constellation Brands

DEFINED TERMS



TERM	MEANING
$ | USD	U.S. dollars
10-K Competitors	10-K competitors, which are both private and public companies, consist of Anheuser-Busch InBev, The Boston Beer Company, Heineken, Mark Anthony, Molson Coors, Deutsch Family Wine & Spirits, Duckhorn Portfolio, E. J. Gallo Winery, Ste. Michelle Wine Estates, Treasury Wine Estates, Trinchero Family Estates, The Wine Group, Bacardi USA, Beam Suntory, Brown-Forman, Diageo, Fifth Generation, Pernod Ricard, Sazerac Company
ACV	All Commodity Volume
APAC	Asia-Pacific
B	Billions
Beverage Alcohol	Total beverage alcohol, includes beer, wine and spirits segments
BPS	Basis points
CA	California
CAGR	Compound annual growth rate
CAM	Contribution after marketing, which equals gross profit less marketing expenses
Canopy	Canopy Growth Corporation, an Ontario, Canada-based public company
Canopy Strategic Transaction(s)	Any potential acquisition, divestiture, investment, or other similar transaction made by Canopy, including but not limited to the Canopy Transaction
Canopy Transaction	Proposed corporate transaction by Canopy, including the creation of Exchangeable Shares, designed to consolidate its U.S. cannabis assets into Canopy USA
Capex	Capital expenditure
CGN&R	Corporate Governance, Nominating & Responsibility
CHG	Change
Class B Collapse	Reclassification, exchange, and conversion of our common stock to eliminate our Class B Common Stock pursuant to the terms and conditions of the reclassification agreement, dated June 30, 2022, among the Company and the members of the Sands stockholder group

Constellation Brands

DEFINED TERMS



TERM	MEANING
COGS	Cost of goods sold
Common Shares	Canopy's common shares
Comparable Basis EBIT	EBIT reflecting certain items affecting comparability that have been excluded by management
CPG	Consumer packaged goods
Craft Spirits	Spirits that generally sell above $14.00 to $17.00 per bottle at retail
CY	Calendar year
DEI	Diversity, equity, and inclusion
DMA	Designated market area
DTC	Direct-to-consumer
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EIE	Equity in earnings
EMEA	Europe, Middle East, and Africa
EPS	Earnings per share
ESG	Environmental, social, and governance
EV	Enterprise value
EVP	Executive Vice President
Exchangeable Shares	Proposed new class of non-voting and non-participating exchangeable shares in Canopy which will be convertible into common shares of Canopy
Fine Wine	Includes wines that sell above $25.00 per bottle at retail and sparkling wines that sell above $35.00 per bottle at retail

Constellation Brands

DEFINED TERMS



TERM	MEANING
FMB	Flavored malt beverage
Free cash flow	Net cash provided by operating activities less purchases of property, plant, and equipment
FX	Foreign exchange
FY	Fiscal year
FYTD	Fiscal year to date
GAAP	General accepted accounting principles in the U.S.
Gen Z consumers	Consumer that were born between 1997 and 2012
GHG	Greenhouse Gas
GP	Gross profit
H1	First half of the fiscal year
HE	High-end
HH	Household
High-End Beer	Beer that sells above $27.00 a case at retail
Higher-End Spirits	Spirits that generally sell above $14.00 to $17.00 per bottle at retail
Higher-End Wine	Wine that sells above $11.00 per bottle at retail for table wine and above $13.00 for sparkling wine
HL	Hectoliters
HR	Human Resources
HSD	High single digits
IBP&E	Integrated business planning and execution

Constellation Brands

DEFINED TERMS



TERM	MEANING
IRR	Internal rate of return
IWSR	International wine and spirits research
LATAC	Latin America and the Caribbean
LDA	Legal drinking age
LDD	Low double digits
Lower-End Spirits	Spirits that generally sell for less than $14.00 to $17.00 per bottle at retail
Lower-End Wine	Wine that sells for less than $11.00 per bottle at retail for table wine and less than $13.00 for sparkling wine
LSD	Low single digits
LTM	Last 12 months
M	Millions
M&A	Mergers and acquisitions
Mainstream	Includes wine that sells less than $11.00 per bottle at retail, sparkling wine and all other wine that sells less than $13.00 per bottle at retail, and spirits that sell less than $14.00 per bottle at retail
Mainstream Vodka	Vodka that sells less than $11.00 per bottle at retail
Medium Term	Medium term is a forward looking view of 3 to 5 years
Mexicali Brewery	canceled brewery construction project located in Mexicali, Baja California, Mexico
MSD	Mid single digits
MXN	Mexican peso
Near Term	Near term is a forward looking view of 1 to 3 years

Constellation Brands

DEFINED TERMS



TERM	MEANING
NTM	Next 12 months
OTIF	On time in full
P/E	Price to earnings
POD	Point of distribution
PP	Percentage points
Premium +	Includes wine that sell above $11.00 per bottle at retail, sparkling wine that sells above $13.00 per bottle at retail, and spirits that sell above $14.00 per bottle at retail.
Premium Wine	Includes wine that sells between $11.00 to $24.99 per bottle at retail and sparkling wine that sells between $13.00 to $34.99 per bottle at retail
R&D	Research and development
Reclassification	The reclassification, exchange, and conversion of the Company's common stock to eliminate the Class B Common Stock pursuant to the terms and conditions of the reclassification agreement, dated June 30, 2022, among the Company and the members of the Sands stockholder group
RMW	Robert Mondavi Winery
ROI	Return on investment
ROIC	Return on invested capital
RTD	Ready to drink
RTM	Route to market
RTS	Ready to serve
Scope 1	direct GHG emissions from sources that are owned or controlled by a company, such as emissions associated with furnaces or vehicles
Scope 2	indirect GHG emissions associated with the purchase of electricity, steam, heat, or cooling
Scope 3	GHG emissions that are not produced by the company itself and are not the result of activities from assets owned or controlled, but is indirectly responsible for within their value chain
SFS	Shopper first shelf
SG&A	Selling, general, and administrative expenses

Constellation Brands

DEFINED TERMS



TERM	MEANING
SKU	Stock keeping unit
Sparkling Super Premium Wine Price Segment	Wine that sells between $13.00 to $17.99 per bottle at retail
Super Luxury Wine Price Segment	Wine that sells above $25.00 per bottle at retail
SVP	Senior Vice President
T	Trillion
TMS	Transportation management system
True Certification for Zero Waste	The first zero waste certification program dedicated to measuring, improving, and recognizing zero waste performance by encouraging the adoption of sustainable materials management and reduction practices which contribute to positive environmental, health, and economic outcomes
U.S.	United States of America
Ultra Premium Wine Segment	Wine that sells between $15.00 to $19.99 per bottle at retail
Wine Divestiture	Sale of certain mainstream and premium wine brands and related inventory
WMS	Warehouse management system
YTD	Year to date

Constellation Brands



INVESTOR DAY 2023